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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 16, 2005:

FRESH HARVEST PRODUCTS, INC.
(Exact Name of Registrant as Specified in its Charter)

New Jersey	000-24189	33-1130446
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3163 Kennedy Boulevard Jersey City, New Jersey	07306
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (201) 217-4137

Serino1 Corp
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SEC 873 (3-05) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

ITEM 1.01   Entry into a Material Definitive Agreement

Effective December 16, 2005, Serino 1 Corp entered into an Agreement and Plan of Merger to acquire all of the assets and business of Fresh Harvest Products, Inc., a New York company. The agreement is attached hereto as Exhibit 10.1. The agreement is by and between Serino 1 Corp. and Fresh Harvest Products, Inc. and was executed by the presidents of both companies and the majority of the selling shareholders of Fresh Harvest Products, Inc. As a result of the merger, Serino1 Corp has acquired business operations and no longer falls under shell company status.

Under the terms and conditions of the agreement Serino 1 shall cause to be issued 383,628 shares of restricted common stock to the shareholders of Fresh Harvest Products, Inc. in exchange for their shares of common stock of Fresh Harvest. Additionally, under the agreement the Company shall issue 165,532 shares of restricted common stock to Illuminate, Inc. as compensation for consulting and business services rendered in facilitating merger the of Serino 1 with Fresh Harvest Products. A portion of the aforesaid stock is being held as collateral to secure the $400,000 note payable by the Company to Illuminate for additional compensation.

Serino 1 Corp. was incorporated on April 21, 2005 under the laws of the State of New Jersey to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. Serino 1 had been in the developmental stage since inception and from that date it had no operations until the acquisition of Fresh Harvest Products, Inc. on December 16, 2005. This acquisition provided for Serino 1 to issue one share of its restricted common stock to the shareholders of Fresh Harvest Products, Inc. for each share of common stock they held in Fresh Harvest Products, Inc. As a further provision of this acquisition, Serino 1 filed an 'Amendment to its Articles of Incorporation' with the State of New Jersey to change its name to Fresh Harvest Products, Inc. The amended articles are attached hereto and incorporated by reference as Exhibit 3.1c. The surviving corporation of this acquisition is Fresh Harvest Products, Inc. a New Jersey corporation. The future business operations of the Company will be that of the acquired company Fresh Harvest Products as described more fully below.

Fresh Harvest Products, Inc. ("Fresh Harvest" or "the Company") was incorporated and then funded privately in New York State in 2003 with the intent to become the first global organic food company to bring to consumers healthy food products at reasonable prices through both regional and national supermarkets. Since then, the Company has studied and analyzed the organic food market, created brands with distinctive labeling, developed key distribution relationships, establishing a global procurement program, and assembled a core management team to build the business on a global basis.

Fresh Harvest has focused on finding the best organic and artisan food products in the world. Fresh Harvest's branded organic food products will be produced by artisan farms, co-ops and families who have historically grown organic products. The products that Fresh Harvest plans to initially offer include: olive oils from Italy and Spain; coffee from South America, USA and Africa and Fresh Harvest Health Bars that have no sugar added, are cholesterol free, trans fat free, low in sodium and gluten free. Fresh Harvest intends to bring healthy great tasting organic food products at affordable prices to the mass markets. All packaging has been designed and approved. The Company has received interest for orders for Fresh Harvest Health Bars once that product can be produced. Management is now presenting the product line to select supermarkets chains in the eastern part of the United States.

The market for natural and organic foods currently represents about 2% of total US food sales, according to the US Agri-Food Market Profile. With latest US foods sales totaling in excess of $680 Billion, natural and organic food sales represent $13.6 Billion, of which organic alone represents nearly a $5 Billion market. Latest available data also shows that while US food sales are generally flat, the natural/organic category is growing in excess of 8% annually and even faster abroad. Most importantly, (1) Nearly 70% of all consumers now purchase natural products; (2) Nearly 65% buy organic foods and produce; (3) Nearly 65% take supplements; (4) Over 50% purchase functional foods and beverages; and (5) Over 40% use soy foods and beverages (Sources: *Natural Food Merchandiser*, *Nutritional Business Journal, and Progressive Grocer)*. On a global basis, similar patterns are evident among developed countries. For example, organic food and beverage sales in Europe now exceed $10 Billion, which is only 2% of that markets total food sales.

Administrative Offices

Fresh Harvest Products, Inc. maintains its corporate offices at 3163 Kennedy Boulevard, Jersey City, New Jersey 07306. Our telephone number is (201) 217-4137. A director provides us with this office space at no charge. The Company also maintains an administrative and sales office at 280 Madison Avenue, Suite 1005, New York, New York 10016. The phone number of that office is (212) 889-5904. A director provides us with this office space at no charge. We do not currently maintain any other office facilities, and do not anticipate the need for maintaining any additional office facilities at any time in the foreseeable future.

Employees

Fresh Harvest Products, Inc. is a development stage company and currently has no employees other than its officers and directors. Management expects to hire staff as necessary, and does not anticipate a need to engage any full-time employees until the business plan is further developed.

Risk Factors

Our business is subject to numerous risk factors, including the following:

1.   Development of New Business Strategies. The Company's focus is primarily on the development, management and marketing of organic health and wellness oriented consumer food products. At the present time, the Company has generated no, or minimal, operating revenues and is still in the process of developing the organizational infrastructure necessary to support its proposed business. As a consequence thereof, the Company has incurred operating losses since its inception and will continue to do so for some time. Potential investors should be aware of the difficulties normally encountered by a new enterprise. It is subject to all the risks incident to the creation of a new business including those relating to market penetration. The commercial success of the Company will be dependent upon creating market demand for its products. There is limited evidence, at this time, upon which to base an assumption that the Company's planned business will prove successful or that its products and services will be successfully marketed. As a consequence, there is no assurance that the Company will be able to operate profitably in the future, if at all.

2.   No Material Revenues To Date; Uncertainty of Financial Results. The Company has yet to generate any material operating revenues. Once fully operational, the Company may experience revenues lower than anticipated and/or an increase in unfunded expenses. Accordingly, there may be substantial fluctuations in the Company's revenues and expenses. Until such time, if ever, that the Company receives significant revenues from its operations, the Company expects to report losses and is unable to predict when, if ever, it will achieve sustained operating profitability.

3.   Additional Financing. Cash requirements to pursue opportunities or to address problems not now anticipated may put a strain on the Company's cash resources. To date, the Company has not generated any material operating revenues and has been principally financed through sales of its common stock. There is no assurance that additional capital will be available to the Company if required or that capital, if available, will be available on terms favorable to the Company.

4.   Financial Forecast. Any references to the financial forecast or revenue projections of the Company are based upon assumptions as to future events and conditions, which the Company believes to be reasonable, but which are inherently uncertain and unpredictable. The assumptions may prove to be incomplete or incorrect and unanticipated events and circumstances may occur. Due to these uncertainties and the other risks outlined in this Memorandum, the actual results of the Company's operations can be expected to be different from those projected, and the differences may be material and adverse.

5.   Dependence on Key Personnel. The Company may encounter unforeseen difficulties managing its future growth therefore the Company's future success will depend in large part on the continued service of its experienced market strategists and management personnel. Success will be dependent on its ability to continue to attract, motivate, and retain highly qualified employees particularly those with experience specific to the product offerings contemplated by the Company as well as business experience and experience in the consumer products industry. The Company's employees may voluntarily terminate their employment with the Company at any time. The loss of the services of these and other key personnel, particularly the Company's current executive officers, or the inability to attract new personnel, could have a material adverse effect upon the Company's results of operations (see "Management").

6.   Marketing Experience Limitations. Although Company management believes that it possesses significant marketing experience, such experience has been limited to their respective fields of expertise and may not cover a product area that the Company may chose to enter. Consequently, the Company may rely, to a certain extent, on the expertise and experience of industry consultants, marketing specialists, advertising agencies and key employees. Based upon the foregoing, no assurance can be given that the Company will be able to effectively market its products and services and achieve its targeted financial goals.

7.   Control by Existing Shareholders. The present shareholders of the Company beneficially own a majority of the outstanding voting shares of the Company. Accordingly, they may continue to have the ability to determine the outcome of elections of the Company's directors and other matters presented to a vote of stockholders.

8.   No Assurance of Public Market. There has to date never been a sustained active public market for the Company's securities, including shares of its stock and there can be no assurance that a sustained active public market for the Company's stock will develop any time in the future. If the activity level of a trading market does in fact develop for the Company's stock, there can be no assurance that it will be sustained. Therefore, there can be no assurance that any of the shares held by our shareholders can be resold in the future at or near the offering price for such securities.

9.   No Assured Dividends.   There can be no assurance that the proposed operations of the Company will result in sufficient revenues to enable the Company to operate at profitable levels or to generate positive cash flow. For the foreseeable future, it is anticipated that any earnings that may be generated from operations of the Company will be used to finance the growth of the Company and that cash dividends on the Company's stock will not be paid to stockholders.

10.   Competition.   The retail food packaged goods industry is experiencing rapid growth and expansion in all areas of natural and organic food product offerings to consumers. It is intensely competitive and is expected to become even more competitive in the near future - worldwide. Fresh Harvest will be competing with a number of companies which have considerably greater financial, personnel, marketing, technical and operating resources. Consequently, such competitors may be in a better position than the Company to take advantage of market needs, acquisitions and other opportunities, and devote greater resources to the marketing and sale of their products and services. To meet such competition, the Company will attempt to employ qualified personnel, provide high quality products and services, and attempt to maintain a lower cost of production than its competitors. The Company also believes its ability to compete successfully will depend on such factors as marketing presence; its marketing abilities; the pricing policies of its competitors; the timing of introductions of new products and services by the Company; the ability to keep costs down; the ability to adapt to changing market conditions; and industry and general economic trends. There cannot, however, be any certainty that the Company will be able to locate or retain such personnel, keep costs down or provide such products and services on terms favorable to the Company.

11.   Dependence on Third Parties and Certain Relationships.   The Company will be dependent on its relationships with certain manufacturers, food retailers, food brokers, joint venture partners and strategic alliance partners. The Company's business is also generally dependent upon its ability to obtain the services of marketing, public relations and advertising experts. The failure of the Company to obtain the services of any person or entity upon which it is dependent, or the inability to replace such relationship would have a material adverse impact on the Company's business prospects, financial condition and results of operations. In addition, the Company will have a specific dependence on the telephone, Internet and the integration the two aforementioned into the Company's information management system. Any disruption on the flow of information and data to this system will significantly impact service to customers and therefore financial performance. Because the Company does not manufacture the products it plans to sell and distribute, the Company cannot ensure that all of the products it will sell meet all federal regulatory requirements pertinent to maintaining the organic label promoted to consumers.

12.   Government Regulation; Potential Liability for Information Disseminated Through the Internet.   The Company is not currently subject to direct regulation relative to information dissemination through the Internet by any domestic or foreign governmental agency, other than regulations applicable to businesses generally, various securities laws, and laws or regulations directly applicable to online commerce. The Company may be required to comply with future national and/or international legislation and statutes regarding conducting commerce on the Internet in all or specific countries throughout the world. No assurance can be made that the Company will be able to comply with such legislation or statutes. The Company's Internet operations are not currently impacted by federal, state, local and foreign environmental protection laws and regulations.

In addition, the law as it relates to the liability of on-line companies for information carried on or disseminated through their systems is currently unsettled. Several private lawsuits seeking to impose such liability upon on-line service companies and Internet access providers are currently pending. In addition, legislation has been proposed which would impose liability for or prohibit the transmission on the Internet of certain types of information and content. The imposition upon the Company or other similar Internet reliant companies of potential liability for information carried on or disseminated through their systems could require the expenditure of substantial resources, or result in the discontinuation of certain aspects of the Company's use of the Internet related to its business. The increased attention focused upon liability issues as a result of these lawsuits and legislative proposals could impact the growth of Internet use, and may result in the Company becoming liable for information carried on or disseminated through its systems. Any costs incurred as a result of such liability or asserted liability could have a material adverse effect on the Company's business, financial condition and results of operations.

13. Government Regulation-USDA. The Company is subject to the statutes imposed by both Federal and State legislatures regarding the sale of food products to consumers. To this end, the increased attention focused upon liability issues as a result of these legislative proposals could impact the growth of Internet or direct marketing use, and may result in the Company becoming liable. Any costs incurred as a result of such liability or asserted liability could have a material adverse effect on the Company's business, financial condition and results of operations.

14. Federal Government Regulation- FDA. Each of the Company's proposed products potentially falls under the regulation of the FDA or rules promulgated by the government to regulate formulations or manufacture of products and their sale to consumers. The Company has applied for and received all necessary approvals from the FDA, if any. The Company may encounter legal, regulatory and government oversight risks with any foreign operations imposed by FDA like authorities in foreign countries that we may chose to sell products.

The Company has in place required controls to adhere to such rules and regulation as put forth by the FDA and any other agency that regulated commerce regarding consumers. The government has a wide range rules, regulations and laws which may impact the business of the Company. At any time the Company could be audited for good manufacturing procedures ("GMP") by a regulating agency and be fined or forced to cease manufacturing until such time as the offending situation has been rectified causing loss of revenue and damage to the business. The Company believes as a reseller that it has minimum exposure in this area relative to today's regulations.

15. State Regulation. Each state has a regulatory body that is charged with the responsibility of regulating food manufacturing, preparation and sales to consumers. These regulatory bodies are ostensibly charged with the regulation of the industry as it relates to the people they serve. Many state boards have rules in place that the Company may not unknowingly comply with regarding the delivery and sale of organic food products.

16.   Direct Marketing - Federal. It is the opinion of management, after discussion with legal counsel, that the Company has formulated an appropriate policy, and as needed, takes appropriate steps to address the various federal and state rules, regulation, and statutes that govern the various facets of the business described heretofore.

17.   Direct Marketing - State. It is the opinion of management, after discussion with legal counsel, that the Company has formulated an appropriate policy, and as needed, takes appropriate steps to address the various federal and state rules, regulation, and statutes that govern the various facets of the business described heretofore.

18.   Entry into New Business Areas. The Company may choose to expand its operations by developing new or complementary products or sales formats, expanding the breadth and depth of products and services offered, expanding its market presence through relationships with third parties, or consummating acquisitions or investments. Expansion of the Company's operations in this manner would require significant additional expenses and development, and would strain the Company's management, financial and operational resources. There can be no assurance that the Company would be able to expand its efforts and operations in a cost-effective or timely manner or that any such efforts would increase overall market acceptance. Furthermore, any new business that is not favorably received by consumer or trade customers could damage the Company's reputation and have a material adverse effect on its business and ability to operate profitable, if at all.

19.   International Sales and Operations. International sales are subject to inherent risks, including: unexpected changes in regulatory requirements and tariffs, difficulties in staffing and managing foreign operations, longer payment cycles, greater difficulty in accounts receivable collection, potentially adverse tax consequences, price controls, or other restrictions on foreign currency and difficulties in obtaining export and import licenses. To the extent the Company develops significant revenues from international sales, gains and losses on the conversion of foreign payments into U.S. dollars may contribute to fluctuations in the Company's results of operations and fluctuating exchange rates could cause reduced gross revenues and/or gross margins from dollar-denominated international sales.

20.   Brand Recognition. Building brand equity may involve significant expenditures, time, and long-term investment in order to develop customer relationships and ultimately customer loyalty. Despite the Company's goal of maintaining a low cost structure to enable it to nurture relationships with small segments, combine them to form a core audience, and eventually gain critical mass, there can be no assurance that the Company would be able to generate market value and create customer brand loyalty through brand awareness and brand associations.

ITEM 2.01 - Completion of Acquisition or Disposition of Assets

Effective December 16, 2005, the Company, Serino 1, Corp., acquired through the execution of an Agreement and Plan of Acquisition the assets and business of Fresh Harvest Products, Inc. The assets acquired include all of the assets and business of Fresh Harvest Products, Inc. The assets include a line of natural, organic food products that are to be marketed under the Fresh Harvest brand that are under development.

The assets and business were acquired from the majority shareholders of Fresh Harvest Products, Inc. none of whom are affiliates of Serino 1, Corp.

The consideration paid under the terms and conditions was one share of restricted common stock of Serino 1 for each share of common stock held by the shareholder of Fresh Harvest Products. The selling shareholders of Fresh Harvest Products must return their shares of Fresh Harvest Products in order to receive their shares of Serino 1.

For detailed discussion of the merger and of the Company's business operations, including contact information, employees and risk factors, see Item 1.01.

ITEM 3.02 – Unregistered sales of Equity Securities

In general, under Rule 144, as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company (in general, a person who has a control relationship with the Company) who has owned restricted securities of common stock beneficially for at least one year is entitled to sell, within any three-month period, that number of shares of a class of securities that does not exceed the greater of (i) one percent (1%) of the shares of that class then outstanding or, if the common stock is quoted on NASDAQ, or (ii) the average weekly trading volume of that class during the four calendar weeks preceding such sale. A person who has not been an affiliate of the Company for at least the three months immediately preceding the sale and has beneficially owned shares of common stock for at least two (2) years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of common stock for future sale will have on the market price of the common stock prevailing from time-to-time. Sales of substantial amounts of common stock on the public market could adversely affect the prevailing market price of the common stock.

The Company has not paid a cash dividend on the common stock since inception. The payment of dividends may be made at the discretion of the Board of Directors of the Company and will depend upon, among other things, the Company's operations, its capital requirements, and its overall financial condition.

On December 16, 2005 the Company issued one share of restricted common stock in exchange for each share of common stock held by the shareholders of Fresh Harvest. The total amount of this issuance was 383,628 shares of restricted common stock within the meaning of Rule 144(a)(3) promulgated under the Securities Act of 1933, as amended, because such shares were issued and sold by the Company in private transactions not involving a public offering. Additionally on that date and as a part of that same transaction the Company issued 165,532 shares of restricted common stock. All shares issued as part of this transaction were issued under Section 4 (2) of the Act. The table below details the recipients of such stock, the amounts each received and the percentage of this class of stock owned by each party.

NAME	TOTAL	
Michael Jordan Friedman	114,000	20.76%
Jennifer Blakeman	1,000	0.18%
Marcia Roberts	81,667	14.87%
Il Luminate	165,532	30.14%
Dom Cingari	33,333	6.07%
William Bodine	5,085	0.93%
Robert C. Willis	100,000	18.21%
Greg Katsaros	1,167	0.21%
Jay Odintz	10,000	1.82%
Robert Guerra	6,667	1.21%
Jenny Carter	3,333	0.61%
Larry Kremer	1,667	0.30%
Karen Barben	833	0.15%
Bob Shivers	833	0.15%
Joe Levy	1,667	0.30%
Cambria-Pacific	1,667	0.30%
Salvatore J. Cingari	1,667	0.30%
Joseph Cingari	865	0.16%
Roman Mayer	100	0.02%
Sarah Dumbrille	133	0.02%
Will Mansour	1,300	0.24%
Nick Paonessa	333	0.06%
Mark Faverman	1,667	0.30%
Steven Friedman	3,333	0.61%
Linda Willis	3,333	0.61%
Rebecca Willis	3,333	0.61%
Ned Visser	833	0.15%
Peter Lobel	833	0.15%
Harry Topalian	833	0.15%
Joseph Ackilli	833	0.15%
Lisa & Stephen Brown	156	0.03%
John Galatro	156	0.03%
Lazaros Ouzounidis	313	0.06%
Christopher Vento	344	0.06%
Lisa Evanko	31	0.01%
Goliath Development, LLC	313	0.06%
TOTAL	549,160	100.00%

ITEM 5.01 Changes in Control of Registrant

On December 16, 2005, Serino 1, Inc. ("Serino") acquired Fresh Harvest Products, Inc. ("Fresh Harvest" or the "Company"), pursuant to an Agreement and Plan of Acquisition dated December 16, 2005. Under the terms of the agreement, which is attached hereto and incorporated by reference as Exhibit 10.1, Serino shall cause to be issued 383,628 shares of restricted common stock to the shareholders of Fresh Harvest Products, Inc. in exchange for their shares of common stock of Fresh Harvest. Additionally, under the agreement the Company shall issue 165,532 shares of restricted common stock to Illuminate, Inc. under the terms described in 1.01 (2) above.

The table below sets forth information with respect to the beneficial ownership of the Common Stock by (i) each of the directors and executive officers of the Company, (ii) each person known by the Company to be the beneficial owner of five percent or more of the outstanding Common Stock, and (iii) all executive officers and directors as a group, as of December 31, 2005. Unless otherwise indicated, the Company believes that the beneficial owner has sole voting and investment power over such shares.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Michael Jordan Friedman (1) 280 Madison Ave, Suite 1005 New York, NY 10016	114,000	21.30%
Common	A. William Bodine 280 Madison Ave, Suite 1005 New York, NY 10016	5,085	0.95%
Common	Dominick Cingari 280 Madison Ave, Suite 1005 New York, NY 10016	33,333	6.23%
Common	Jay Odintz 280 Madison Ave, Suite 1005 New York, NY 10016	10,000	1.83%
Common	Robert C. Willis 280 Madison Ave, Suite 1005 New York, NY 10016	100,000	18.68%
Common	Marcia Roberts (2) 280 Madison Ave, Suite 1005 New York, NY 10016	81,667	15.26%
Common	Richard Verdiramo 3163 Kennedy Boulevard Jersey City, New Jersey 07094	-- 0 --	0.00%
Common	Illuminate, Inc. 3163 Kennedy Boulevard Jersey City, New Jersey 07306	165,532	30.00%
Common	All Officers and Directors as a Group- Five People	162,418	30.91%

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(1) President and son of Marcia Roberts
(2) Mother of Michael Jordan Friedman

ITEM 5.02   Departure of Directors or Principal Officers; Election of Directors, Appointment of Principal Officers.

At the close of the agreement between Serino 1 Corp and Fresh Market Harvest Products, Inc., our previous officer and director, Vincent Verdiramo, resigned simultaneous to the appointment of new officers and directors as identified below:

Name	Age	Positions and Offices Held	Date of Appointment
Michael Jordan Friedman	28	President/Director	12/16/05
Dominick M. Cingari	31	COO/Director	12/16/05
A. William Bodine	62	CFO/Director	12/16/05
Jay Odintz	46	Director	12/16/05
Richard Verdiramo	41	Director	12/16/05

Set forth below is the name of our director and officer, all positions and offices with the Company held, the period during which each has served as such, and the business experience during at least the last five years:

Michael Jordan Friedman, L.L.M., J.D. – President and Chairman of the Board – Age 28 - Mr. Friedman, was appointed to the position of President and Director of Fresh Harvest Products, Inc. (New Jersey) on December 16, 2005. He previously held that position with Fresh Harvest Products, Inc. (New York) from November 26, 2003 until his transition to the newly established New Jersey entity. Mr. Friedman earned a Masters of Law in Taxation, May 2005, and is a graduate of New York Law School, May 2003. Mr. Friedman earned his securities brokerage license at the age of nineteen (1997), and worked in corporate finance, and then investment banking. Mr. Friedman has consulted in the food industry from March 2001 to May 2004, working with rapidly growing companies helping shape their expansion into existing and new markets. He is an advisor and on the Board of Directors of Talk Entertainment, Inc., a privately held multi-media company since 2003. Mr. Friedman is on the Board of Advisors of incNetworks, Inc., a wireless communications company since June 2005.

Dominick M. Cingari – Chief Operating Officer– Age 31- Mr. Cingari grew up in his family's retail food business and from the age of 4 (1978) was working in their stores stocking shelves and learning the basics of the business. After graduating with a degree in food marketing from St. Joseph's University in May 2000 Mr. Cingari worked for Poland's Best, an importer and distributor of gourmet/ethnic food products selling to supermarket chains from July 2000 to February 2005. Mr. Cingari, in May 2001 started his own import, sales and distribution company with products from around the world, including: Italy, Poland, Greece and Hungary. Mr. Cingari frequently traveled to Europe and has developed products step by step from the farm to the supermarket shelves. Mr. Cingari consulted with food companies on product development, brand extensions and brand development, marketing, and business development from 2001 through 2005.

William Bodine, Ph.D. – Chief Financial Officer and Director - Age 62 – Mr. Bodine has been Chairman & Managing Director of Investment Advisory Group, a financial services company providing investment advisory services to major financial institutions worldwide, since 1989. Previously, Mr. Bodine served as Head/Managing Director at J.P. Morgan's Investment Advisory Group (1987-1989) and Director of Investment Research for Citicorp's global Investment

Management Group (1981-1986). Mr. Bodine has served as Senior Advisor to two private equity funds of the Rockefeller Family, the Spinnaker Fund, the Baltic Fund, and The France Growth Fund (1986-1987). In 2000 Mr. Bodine became Chairman of The Mantou China Fund, a public fund based in Hong Kong directed towards equity investing in greater China. From 1980 through 1995 Mr. Bodine has served in several professional associations, including: Governor of the Association for Investment Management, Director of the International Society of Financial Analysts, Director of the Financial Analysts Federation, President of the New York Society of Security Analysts, and Senior Advisor of the Investment Management Institute. He was a CFA Examiner and served as Senior Capital Markets Advisor to Kazakhstan and as a Risk Management Advisor to the Industrial Finance Corporation of Thailand. Mr. Bodine holds a Ph.D. in finance from Marlborough University (U.K.) (1998), MBA at Harvard Business School (1969), and B.A at the University of California at Los Angeles (1967). Mr. Bodine has taught at St. Catherine's College at Oxford (1987-1993), the London School of Economics (1984) and lectured at Harvard Business School(_1986). He also has been a regular instructor at the EuroMoney Institute of Finance (1987-1993) and has also taught at The Saudi Arabian Institute of Banking (1995).

Richard J. Verdiramo Director - Age 41 – Mr. Verdiramo has been the President and director of SoySlim, Inc. a marketer of fortified soy health drinks since April 2001. Since December he has been President and director of General Metals Corporation, a company that is actively seeking acquisition candidates in the Mining and Exploration sector. He has been serving since January 2002 as Vice President of Best Health, Inc. a company that develops, acquires and markets medical products, particularly in the ocular health consumer products market. He was also the President of General Metals' predecessor company, RECOV Energy, Corp. February 2005 – December 2005, a company that was actively seeking a merger candidate in the energy reclamation field and of Interactive Multimedia Network, Inc. from March of 1998 through its name to RECOV. Interactive provided internet and traditional marketing services to corporations nationally. Mr. Verdiramo has extensive experience in the marketing of consumer products and brand development. He graduated from Providence College in 1986.

Jay Odintz, C.P.A. - Director – Age 46 – Has been a partner in Arthur Friedman CPA, a CPA firm located in New York since 1970. Mr. Odintz is a licensed CPA and a CFP (Certified Financial Planner) in 1983 and 1986, respectively. His specializations include: tax strategies for wealthy individuals and business entities, financial reporting, real estate management, hedge fund and commodity partnership accounting. Mr. Odintz graduated in 1981 from Queens College in New York with a B.A. in accounting.

The following table reflects compensation for services to the acquired company, Fresh Harvest Products, Inc. (New York) for the fiscal years ended October 31, 2005 and 2004 by the executive officers. No executive officer of the Company received compensation which exceeded $100,000 during this period.

SUMMARY COMPENSATION TABLE

ANNUAL COMPENSATION COMPENSATION				LONG TERM	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Comp. ($)	Restricted Annual Stock Awards (1)($)
Michael Jordan (1) Friedman President/Director	2005 2004	$ -0- $ -0-	-0- -0-	-0- -0-	350,000 -0-
Dominick Cingari (2) COO/Director	2005 2004	$ -0- $ -0-	-0- -0-	-0- -0-	300,000 100,000
A. William Bodine (3) CFO/Director	2005 2004	$ -0- $ -0-	-0- -0-	-0- -0-	152,557 -0-
Robert C. Willis Director (4)	2005 2004	$ -0- $ -0-	-0- -0-	-0- -0-	-0- -0-
Jay Odintz Director	2005 2004	$ -0- $ -0-	-0- -0-	-0- -0-	-0- -0-
Richard Verdiramo Director	2005 2004	$ -0- $ -0-	-0- -0-	-0- -0-	-0- -0-

----

(1)   In May 2005 the Board of Directors of Fresh Harvest, Inc. (New York) issued shares under Section 4(2) of the Securities Act to Mr. Friedman for services rendered to the Company to date during the fiscal year ended October 31, 2005, this award was valued at $3,000.

(2)   In April and July of 2005 the Board of Directors of Fresh Harvest, Inc. (New York) issued shares under Section 4(2) of the Securities Act to Mr. Cingari for services rendered to the Company to date during the fiscal year ended October 31, 2005, this award of was valued at $14,000. In March 2004 Board of Directors of Fresh Harvest, Inc. (New York) issued shares under Section 4(2) of the Securities Act to Mr. Cingari for services rendered to the Company to date during the fiscal year ended October 31, 2004, this award was valued at $100.

(3)   In October 2005 the Board of Directors of Fresh Harvest, Inc. (New York) issued shares under Section 4(2) of the Securities Act to Mr. Bodine for as a signing bonus under the employment contract he entered into with the Company, the details of which appear below. The value of this award was valued at $15,255.70

(4)   Since December 16, 2005 Robert C. Willis is no longer a Member of the Board of Directors or the Executive Management Team.

The Company has entered into employment agreements with certain of its key employees, the details of which are as follows:

The Company entered into an Employment Agreement with Michael Jordan Friedman on November 1, 2005. This agreement is for a term of 5 years and calls for an initial base salary of $10,000 per month. His base salary will increase to $12,000 per month after the Company achieves a second round of financing or July 1, 2006, whichever occurs first. Additionally, the employee shall receive health and fringe benefits in like kind and quality as the other executives of the Company.

The Company entered into an Employment Agreement with Dominick Cingari on November 1, 2005. This agreement is for a term of 3 years and calls for an annual salary of $8,000 per month for the first year and in commencing in year two the monthly base salary will increase to $11,000. Additionally, the agreement called for an initial stock award of 600,000 restricted common stock shares. Additionally, the employee shall receive health and fringe benefits in like kind and quality as the other executives of the Company.

The Company entered into an Employment Agreement with A. William Bodine on October 1, 2005. This agreement is for a term of 2 years and calls for an annual salary of $5,000 per month and a restricted common stock award of 152,557. Upon the Company achieving a second round of financing the base salary shall increase to $10,000 per month. At the end of the first 90 days of employment the Company shall grant to Mr. Bodine an amount of restricted common stock equal to 1% of the then issued and outstanding shares of the Company. Additionally, the employee shall receive health and fringe benefits in like kind and quality as the other executives of the Company.

Employee contracts are filed with this Form 8K as Exhibits 10.2, 10.3 and 10.4.

ITEM 5.03 Amendments to Articles of Incorporation or bylaws: Change in Fiscal Year

Effective December 29, 2005, Serino 1 Corp amended the Articles of Incorporation to change the name of the Company to Fresh Harvest Products, Inc.

The Certificate of Amendment is attached hereto as Exhibit 3.1c.

On December 29, 2005 the board of directors determined that the fiscal year end for the Company shall be October 31. The Company entered into the merger described in Items 1.01 and 2.01 subsequent to the filing of its Form 10QSB for the quarterly period ended October 31, 2005. The Company intends to issue a 10-KSB for the transition period ended October 31, 2005 to facilitate the change in fiscal year.

ITEM 5.06 – Change in Shell Company Status

The merger between Serino 1 Corp and Fresh Harvest Products, Inc. removed Serino's shell company status. See discussion under Item 1.01 above.

ITEM 8.01 – Other Events

Fresh Harvest Products, Inc. issued a press release announcing the Company's merger with Serino 1 Corp on January 27, 2006. The press release is attached hereto as Exhibit 99.1.

ITEM 9.01   Financial Statements and Exhibits.

(a)   Financial Statements of Businesses Acquired.

FRESH HARVEST PRODUCTS, INC.
FINANCIAL STATEMENTS
<u>AS OF OCTOBER 31, 2005</u>

CONTENTS

INDEPENDENT AUDITOR'S REPORT

FINANCIAL STATEMENTS:

Balance Sheet

Statement of Operations

Statement of Stockholders' Equity

Statement of Cash Flows

Notes to Financial Statements

MOORE & ASSOCIATES
CHARTERED
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

To the Board of Directors of
Fresh Harvest Products, Inc.:

We have audited the accompanying balance sheet of Fresh Harvest Products, Inc. as of October 31, 2005, and the related statements of operations, stockholders' equity, and cash flows for the period since inception on November 26, 2003. These financial statements are the responsibility of the management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (PCAOB). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fresh Harvest Products, Inc. as of October 31, 2005, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company's recurring losses and lack of operations raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moore & Associates, Chartered

Moore & Associates, Chartered
Las Vegas, Nevada
November 9, 2005

2675 S. Jones Boulevard, Suite 109, Las Vegas, NV 89146 (702) 253-7511 Fax (702) 253-7501

FRESH HARVEST PRODUCTS, INC.
Balance Sheet
(a development stage company)
October 31, 2005

ASSETS	
Current Assets	
Cash in Bank	$ 30,235
Other Assets	
Deposits	2,675
Total Other Assets	2,675
TOTAL ASSETS	$ 32,910

LIABILITIES & STOCKHOLDERS' EQUITY	
Current Liabilities	
Payroll Taxes Payable	$ 2,755
Loans Payable	3,700
Total Current Liabilities	6,455
Long-Term Liabilities	
Loans Payable	100,000
Total Liabilities	106,455
Stockholders' Equity	
Common Stock, Authorized 200,000,000 Shares, Issued and Outstanding: 10,891,557 Shares, Par Value $0.0001	1,089
Paid in Capital	101,671
Contributed Capital	68,768
Accumulated Deficit, October 31, 2005	(245,073)
Total Stockholders' Equity	(73,545)
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 32,910

The accompanying notes are an integral part of these statements

FRESH HARVEST PRODUCTS, INC.
Statement of Operations
(a development stage company)
For the period from November 26, 2003 (inception) to October 31, 2005

	Nov 1, 2004 to October 31, 2005	Since Inception [Nov 26, 2003] Through October 31, 2004	Since Inception [Nov 26, 2003] Through October 31, 2005
Revenue	$ 52	$ -	$ 52
Expenses			
Amortization	$ 200	$ 50	$ 250
General & Administrative	$ 183,559	$ 61,316	$ 244,875
Total Expenses	$ 183,759	$ 61,366	$ 245,125
Income (Loss) before Taxes	$ (183,707)	$ (61,366)	$ (245,073)
Provision for Income Taxes	$ -	$ -	$ -
Net Income (Loss)	$ (183,707)	$ (61,366)	$ (245,073)
Basic and Diluted Earnings (Loss) per Share	a	a	a
Weighted Average Number of Shares	10,891,557	9,479,179	10,891,557

a = Less than $0.01

The accompanying notes are an integral part of these statements

FRESH HARVEST PRODUCTS, INC.
Statement of Stockholders' Equity
(a development stage company)
For the period from November 26, 2003 (inception) to October 31, 2005

	Common Shares	Stock Amount	Paid in Capital	Contributed Capital	Accumulated Deficit	Total
Shares Issued at Inception, November 26, 2003	9,390,000	$ 939	$ 34,471			$ 35,410
Contributed Capital at Inception, November 26, 2003				$ 25,956		25,956
Net Income (Loss), Inception to October 31, 2004					$ (61,366)	(61,366)
Shares Issued, February 2004	100,000	10	90			100
Share Issued, November 2004	60,000	6	54			60
Shares Issued, January 2005	50,000	5	995			1,0000
Shares Issued, April 2005	200,000	20	3,980			4,000
Shares Issued, May 2005	500,000	35	2,985			3,000
Contributed Capital, May 2005		15		6,965		7,000
Shares Issued, June 2005	4,000	0	400			400
Shares Issued, July 2005	265,000	27	26,473			26,500
Contributed Capital, July 2005				35,847		35,847
Shares Issued August 2005	25,000	3	2,497			2,500
Shares Issued September 2005	125,000	13	12,488			12,501
Shares Issued October 2005	172,557	17	17,238			17,255
Net Income (Loss), November 1, 2004 to October 31, 2005					(183,707)	(183,707)
Balance, October 31, 2005	10,891,557	$ 1,089	$ 101,671	$ 68,768	$ (183,707)	$(73,545)

The accompanying notes are an integral part of these statements

FRESH HARVEST PRODUCTS, INC.
Statement of Cash Flows
(a development stage company)
For the period from November 26, 2003 (inception) to October 31, 2004

	November 1, 2004 to October 31, 2005	Since Inception [Nov 26, 2003] Through October 31, 2004	Since Inception [Nov 26, 2003] Through October 31, 2005
Operating Activities			
Net Loss	$ (183,707)	$ (61,366)	$ (245,073)
Adjustments to Reconcile Net Loss to Net Cash Provided by (used for) Operations			
Amortization	200	50	250
Increase in Deposits	(2,675)		(2,675)
Increase in Payroll Taxes Payable	2,755		2,755
Increase in Loans Payable	3,700		3,700
Cash Provided by (Used for) Operations	(179,727)	(61,316)	(241,043)
Investing Activities			
Organization Costs	-	(250)	(250)
Financing Activities			
Increase in Loans Payable - Long Term	100,000		100,000
Sale of Common Stock	67,150	35,610	102,760
Contributed Capital	42,812	25,956	68,768
Cash Provided by (Used for) Financing Activities	209,962	61,566	271,528
Net Change in Cash	30,235	-	30,235
Beginning Cash	-	-	-
Ending Cash	$ 30,235	$ -	$ 30,235

The accompanying notes are an integral part of these statements

FRESH HARVEST PRODUCTS, INC.
(a development stage company)
NOTES TO FINANCIAL STATEMENTS
October 31, 2005

NOTE 1.   GENERAL ORGANIZATION AND BUSINESS

Fresh Harvest Products, Inc. (the Company) was incorporated under the laws of the state of New York on November 26, 2003. The Company was organized to market and distribute (both domestic and imported) a line of organic food products.

The Company has been in the development stage since inception and has no operations to date.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The relevant accounting are listed below.

Accounting Basis
The basis is United States generally accepted accounting principles.

Earnings per Share
The basic earnings (loss) per share is calculated by dividing the Company's net income(loss) available to common shareholders by the weighted average number of common shares during the year. The diluted earnings (loss) per share is calculated by dividing the Company's net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted as of the first of the year for any potentially dilutive debt or equity.

The Company has not issued any options or warrants or similar securities since inception.

Dividends
The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid during the period shown.

Income Taxes
The provision for income taxes is the total of the current taxes payable and the net of the change in the deferred income taxes. Provision is made for the deferred income taxes where differences exist between the period in which transactions affect current taxable income and the period in which they enter into the determination of net income in the financial statements.

Advertising
Advertising is expensed when incurred. There has been no advertising during the period.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3.   GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. However the Company has no current source of revenue, or operations. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

FRESH HARVEST PRODUCTS, INC.
(a development stage company)
NOTES TO FINANCIAL STATEMENTS-CONTINUED
October 31, 2005

NOTE 4.   STOCKHOLDERS' EQUITY

Common Stock –all Common Stock has a par value of $0.0001.

In October 2005 the Company issued 172,557 shares of its par value common stock as signing bonuses to new managerial employees. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $17,255.

In September 2005 the Company issued 125,000 shares of its par value common stock for Board of Advisors Members. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $12,500.

In August 2005 the Company issued 25,000 shares of its par value common stock for marketing and consulting services. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $2,500.

In July 2005 the Company issued 265,000 shares of its par value common stock for managerial, Board of Advisor Members web design, art work design and creation and financial services. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $26,500.

In June 2005 the Company issued 4,000 shares of its par value common stock for marketing and consulting services. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $400.

In May 2005 the Company issued 500,000 shares of its par value common stock for managerial and financial services and Contributed Capital. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $3,000.

In April 2005 the Company issued 200,000 shares of its par value common stock for managerial services. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $4,000.

In January 2005 the Company issued 50,000 shares of its par value common stock for managerial services. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $1,000.

In November 2004 the Company issued 60,000 shares of its par value common stock for graphic and marketing services. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $60.

In February 2004 the Company issued 100,000 shares of its par value common stock for Board of Advisor Member and other services. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $100.

In November 2003 the Company issued 9,390,000 shares of its par value common stock for founders, investors and related services. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $32,610.

During the month of July 2005, the Company received from its Chairman of the Board of Directors $35,847 in the form of Contributed Capital.

During the month of May 2005, the Company received from its Chairman of the Board of Directors $7,000 in the form of Contributed Capital.

During the period November 1, 2004 through October 31, 2005, the Company increased the number of shares issued by 90,000 to reflect adjustments made to prior Shareholders.

On November 26, 2003 (inception), the Company received from its sole officer and Director, $25,956 in the form of Contributed Capital.

NOTE 5. **RELATED PARTY TRANSACTIONS**

The Company utilizes office space that is provided to it rent free by a Director. This Director has agreed not to charge rent and is not expecting payment from the Company for the office use, an amount of has been reflected in the financial statements as rent expense with is offset to Paid in Capital in the amount of $1,200 for the Fiscal Year Ended October 31, 2005.

NOTE 6. **PROVISION FOR INCOME TAXES**

The Company provides for income taxes under Statement of Financial Accounting Standards NO. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. All of the expenditures thus far have been to organize the Company and will not be expensed for tax purposes until the Company has operations.

The provision for income taxes is comprised of the net changes in deferred taxes less the valuation account plus the current taxes payable as shown in the chart below.

Net changes in Deferred Tax Benefit less than valuation account	0
Current Taxes Payable	0
Net Provision for Income Taxes	0

NOTE 7. **REVENUE AND EXPENSES**

The Company currently has no operations and no revenue.

NOTE 8. **OPERATING LEASES AND OTHER COMMITMENTS:**

The Company also has no lease obligations.

NOTE 9. **THE EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS**

Below is a listing of the most recent accounting standards and their effect on the Company.

SFAS 148   *Accounting for Stock-Based Compensation-Transition and Disclosure*

Amends FASB 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation.

SFAS 149   *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*

This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement NO. 133, Accounting for Derivative Instruments and Hedging Activities.

SFAS   150   Financial Instruments with Characteristics of both Liabilities and *Equity*

This Statement requires that such instruments be classified as liabilities in the balance sheet. *SFAS* 150 is effective for financial instruments entered into or modified after May 31, 2003.

Interpretation No. 46 (FIN 46)

Effective January 31, 2003, The Financial Accounting Standards Board requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a continuing financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company has not invested in any such entities, and does not expect to do so in the foreseeable future.

The adoption of these new Statements is not expected to have a material effect on the Company's financial position, results or operations, or cash flows.

b) Proforma financial statements

FRESH HARVEST PRODUCTS, INC.
PRO FORMA FINANCIAL STATEMENTS
AS OF JANUARY 15, 2006

CONTENTS

FINANCIAL STATEMENTS:

Balance Sheet

Statement of Operations

Statement of Stockholders' Equity

Statement of Cash Flows

Notes to Financial Statements

FRESH HARVEST PRODUCTS, INC.
Pro-Forma Balance Sheet
(a development stage company)
January 15, 2006

ASSETS	
Current Assets	
Cash in Bank	26,785
Other Assets	
Deposits	2,675
Total Other Assets	2,675
TOTAL ASSETS	29,460
LIABILITIES & STOCKHOLDERS' EQUITY	
Current Liabilities	
Accrued Expenses	1,200
Payroll Taxes Payable	6,000
Loans Payable	3,700
Total Current Liabilities	10,900
Long-Term Liabilities	
Loans Payable	100,000
Total Liabilities	110,900
Stockholders' Equity	
Common Stock, Authorized 200,000,000 Shares,	
Issued and Outstanding: 10,899,856 Shares,	
Par Value $0.0001	1,090
Paid in Capital	175,470
Contributed Capital	68,768
Accumulated Deficit, January 31, 2006	(326,768)
Total Stockholders' Equity	(81,440)
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	29,460

The accompanying notes are an integral part of these statements

FRESH HARVEST PRODUCTS, INC.
Pro-Forma Statement of Operations
(a development stage company)
For the period from November 26, 2003 (inception) to January 15, 2006

	November 1, 2005 to January 15, 2006	Since Inception [Nov 26, 2003] Through October 31, 2005	Since Inception [Nov 26, 2003] Through January 15, 2006
Revenue	$ -	$ 52	$ 52
Expenses			
Amortization		$ 250	$ 250
General & Administrative	$ 81,695	$ 244,875	$ 326,570
Total Expenses	$ 81,695	$ 245,125	$ 326,820
Income (Loss) before Taxes	$ (81,695)	$ (245,073)	$ (326,768)
Provision for Income Taxes	$ -	$ -	$ -
Net Income (Loss)	$ (81,695)	$ (245,073)	$ (326,768)
Basic and Diluted Earnings (Loss) per Share	a	a	a
Weighted Average Number of Shares	10,899,856	9,479,179	10,891,557

a = Less than $0.01

The accompanying notes are an integral part of these statements

FRESH HARVEST PRODUCTS, INC.
Pro-Forma Statement of Stockholders' Equity
(a development stage company)
For the period from November 26, 2003 (inception) to January 15, 2006

	Common Shares	Stock Amount	Paid in Capital	Contributed Capital	Accumulated Deficit	Total
Shares Issued at Inception, November 26, 2003	9,390,000	939	$ 34,471			$ 35,410
Contributed Capital at Inception, November 26, 2003				$ 25,956		25,956
Net Income (Loss), Inception to October 31, 2004					$ (61,366)	(61,366)
Shares Issued, February 2004	100,000	10	90			100
Share Issued, November 2004	60,000	6	54			60
Shares Issued, January 2005	50,000	5	995			1,000
Shares Issued, April 2005	200,000	20	3,980			4,000
Shares Issued, May 2005	500,000	15	2,985			3,000
Contributed Capital, May 2005		35		6,965		7,000
Shares Issued, June 2005	4,000	0	400			400
Shares Issued, July 2005	265,000	27	26,473			26,500
Contributed Capital, July 2005				35,847		35,847
Shares Issued August 2005	25,000	3	2,497			2,500
Shares Issued September 2005	125,000	13	12,488			12,501
Shares Issued October 2005	172,557	17	17,238			17,255
Net Income (Loss) October 31, 2005					(183,707)	(183,707)
Shares Issued November 2005	600,000	60	11,940			12,000
Shares Issued November 2005	9,375	1	14,999			15,000
Shares Issued December 2005	50,314	5	46,795			46,800
Reverse Split of Shares December 2005	(11,166,204)	(1,116)	1,116			-
Shares Issued January 2006	10,514,814	1,051	(1,051)			-
Net Income (Loss), November 1, 2005 to January 15, 2006					(81,695)	(81,695)
Balance, January 31, 2006	10,899,856	1,090	175,470	68,768	(326,768)	(81,440)

The accompanying notes are an integral part of these statements

FRESH HARVEST PRODUCTS, INC.
Pro-Forma Statement of Cash Flows
(a development stage company)
For the period from November 26, 2003 (inception) to January 15, 2006

	November 1, 2005 to January 31, 2006	Since Inception [Nov 26, 2003] Through October 31, 2005	Since Inception [Nov 26, 2003] Through January 31, 2006
Operating Activities			
Net Loss	$ (81,695)	$ (245,073)	$ (326,768)
Adjustments to Reconcile Net Loss to Net Cash Provided by (used for) Operations			
Amortization		250	250
Increase in Deposits	0	(2,675)	(2,675)
Increase in Payroll Taxes Payable	3,245	2,755	6,000
Increase in Loans Payable		3,700	3,700
Cash Provided by (Used for) Operations	(78,450)	(241,043)	(319,493)
Investing Activities			
Organization Costs	-	(250)	(250)
Financing Activities			
Increase in Loans Payable - Long Term		100,000	100,000
Sale of Common Stock	75,000	102,760	177,760
Contributed Capital	0	68,768	68,768
Cash Provided by (Used for) Financing Activities	75,000	271,528	346,528
Net Change in Cash	(3,450)	30,235	26,785
Beginning Cash	30,235	-	-
Ending Cash	$ 26,785	$ 26,785	$ 53,570

The accompanying notes are an integral part of these statements

FRESH HARVEST PRODUCTS, INC.
(a development stage company)
NOTES TO PRO-FORMA FINANCIAL STATEMENTS
January 15, 2006

NOTE 1.   GENERAL ORGANIZATION AND BUSINESS

Fresh Harvest Products, Inc. (the Company) was incorporated under the laws of the state of New York on November 26, 2003. The Company was organized to market and distribute (both domestic and imported) a line of organic food products.

The Company has been in the development stage since inception and has no operations to date. On December 16, 2005 the Company: (1) reverse split its shares 30:1; and, (2) merged with Serino 1, Corp., a New Jersey corporation.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The relevant accounting are listed below.

Accounting Basis
The basis is United States generally accepted accounting principles.

Earnings per Share
The basic earnings (loss) per share is calculated by dividing the Company's net income(loss) available to common shareholders by the weighted average number of common shares during the year. The diluted earnings (loss) per share is calculated by dividing the Company's net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted as of the first of the year for any potentially dilutive debt or equity.

The Company has not issued any options or warrants or similar securities since inception.

Dividends
The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid during the period shown.

Income Taxes
The provision for income taxes is the total of the current taxes payable and the net of the change in the deferred income taxes. Provision is made for the deferred income taxes where differences exist between the period in which transactions affect current taxable income and the period in which they enter into the determination of net income in the financial statements.

Advertising
Advertising is expensed when incurred. There has been no advertising during the period.

FRESH HARVEST PRODUCTS, INC.
(a development stage company)
NOTES TO PR0-FORMA FINANCIAL STATEMENTS-CONTINUED
January 16, 2006

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3.   GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. However the Company has no current source of revenue, or operations. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

NOTE 4.   STOCKHOLDERS' EQUITY

Common Stock –all Common Stock has a par value of $0.0001.

In January 2006 the Company issued shares of its par value common stock for services rendered, Board of Advisors, investments of capital and money owed. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $1,051.

In December 2005 the Company issued 12,814 shares of its par value common stock as signing bonuses to a new managerial employee and as commission on sales of equity units in Fresh Harvest; and sold 37,500 shares of its par value common stock. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $46,795.

In November 2005 the Company sold 9,375 shares of its par value common stock to investors. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $15,000.

In October 2005 the Company issued 172,557 shares of its par value common stock as signing bonuses to new managerial employees. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $17,255.

In September 2005 the Company issued 125,000 shares of its par value common stock for Board of Advisors Members. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $12,500.

In August 2005 the Company issued 25,000 shares of its par value common stock for marketing and consulting services. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $2,500.

In July 2005 the Company issued 265,000 shares of its par value common stock for managerial, Board of Advisor Members web design, art work design and creation and financial services. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $26,500.

In June 2005 the Company issued 4,000 shares of its par value common stock for marketing and consulting services. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $400.

In May 2005 the Company issued 500,000 shares of its par value common stock for managerial and financial services and Contributed Capital. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $3,000.

In April 2005 the Company issued 200,000 shares of its par value common stock for managerial services. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $4,000.

In January 2005 the Company issued 50,000 shares of its par value common stock for managerial services. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $1,000.

In November 2004 the Company issued 60,000 shares of its par value common stock for graphic and marketing services. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $60.

In February 2004 the Company issued 100,000 shares of its par value common stock for Board of Advisor Member and other services. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $100.

In November 2003 the Company issued 9,390,000 shares of its par value common stock for founders, investors and related services. These shares were issued under Section 4(2) of the Securities Act of 1933. These shares were valued by the Company at $32,610.

During the month of July 2005, the Company received from its Chairman of the Board of Directors $35,847 in the form of Contributed Capital.

FRESH HARVEST PRODUCTS, INC.
(a development stage company)
NOTES TO FINANCIAL PRO-FORMA STATEMENTS-CONTINUED
January 15, 2006

During the month of May 2005, the Company received from its Chairman of the Board of Directors $7,000 in the form of Contributed Capital.

During the period November 1, 2004 through October 31, 2005, the Company increased the number of shares issued by 90,000 to reflect adjustments made to prior Shareholders.

On November 26, 2003 (inception), the Company received from its sole officer and Director, $25,956 in the form of Contributed Capital.

NOTE 5.   RELATED PARTY TRANSACTIONS

The Company utilizes office space that is provided to it rent free by Directors who have agreed not to charge rent and is not expecting payment from the Company for the office use. An amount of has been reflected in the financial statements as rent expense with is offset to Paid in Capital in the amount of $1,200 for the Fiscal Year Ended October 31, 2005.

NOTE 6.   PROVISION FOR INCOME TAXES

The Company provides for income taxes under Statement of Financial Accounting Standards NO. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. All of the expenditures thus far have been to organize the Company and will not be expensed for tax purposes until the Company has operations.

The provision for income taxes is comprised of the net changes in deferred taxes less the valuation account plus the current taxes payable as shown in the chart below.

Net changes in Deferred Tax Benefit less than
 valuation account   0

Current Taxes Payable   0

Net Provision for Income Taxes   0
                                                        ======

NOTE 7.   REVENUE AND EXPENSES

The Company currently has no operations and no revenue.

NOTE 8.   OPERATING LEASES AND OTHER COMMITMENTS:

The Company also has no lease obligations.

NOTE 9.   THE EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Below is a listing of the most recent accounting standards and their effect on the Company.

SFAS 148 *Accounting for Stock-Based Compensation-Transition and Disclosure*

Amends FASB 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation.

SFAS 149 *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*

This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement NO. 133, Accounting for Derivative Instruments and Hedging Activities.

SFAS 150 Financial Instruments with Characteristics of both Liabilities and *Equity*

This Statement requires that such instruments be classified as liabilities in the balance sheet. *SFAS* 150 is effective for financial instruments entered into or modified after May 31, 2003.

Interpretation No. 46 (FIN 46)

Effective January 31, 2003, The Financial Accounting Standards Board requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a continuing financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company has not invested in any such entities, and does not expect to do so in the foreseeable future.

The adoption of these new Statements is not expected to have a material effect on the Company's financial position, results or operations, or cash flows.

(c) Exhibits

Exhibit 3.1c   Amendment to Articles of Incorporation of Serino 1, Corp.

Exhibit 10.1   Agreement and Plan of Acquisition and Merger

Exhibit 10.2   Employment Agreement, Friedman

Exhibit 10.3   Employment Agreement, Cingari

Exhibit 10.4   Employment Agreement, Bodine

Exhibit 99.1   Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 27, 2006.

Fresh Harvest Products, Inc.
(Registrant)

/s/ Michael Jordan Friedman

_____
Michael Jordan Friedman
President

Index to Exhibits

Exhibit 3.1c   Amendment to Articles of Incorporation of Serino 1, Corp.

Exhibit 10.1   Agreement and Plan of Acquisition and Merger

Exhibit 10.2   Employment Agreement, Friedman

Exhibit 10.3   Employment Agreement, Cingari

Exhibit 10.4   Employment Agreement, Bodine

Exhibit 99.1   Press Release





Exhibit 3.1c

C-102 Rev 1/03

New Jersey Division of Revenue

Certificate of Amendment to the Certificate of Incorporation by the Incorporator(s)

(For Use by Domestic Profit and Nonprofit Corporations)

CGN

FILED

JAN 1 1 2006

STATE TREASURER

Check Appropriate Statute

X N/SA 14A 9-1 et seq. New Jersey Profit Corporation Act (File in Duplicate)

___ N/SA 15A 9-1 et seq. New Jersey Nonprofit Corporation Act (File in Triplicate)

The Undersigned Incorporator(s), for the purpose of amending the original Certificate of Incorporation, does (do) hereby execute the following Certificate of Amendment, pursuant to the provisions of the appropriate Statute, checked above, of the New Jersey Statutes

1. Name of Corporation: Serino 1 Corp.

2. Corporation number: 0400090718

3. Article 1 of the Certificate of Incorporation is herby amended to read as follows

The Corporate name is to be changed to
Fresh Harvest Products, Inc.
1169 Kennedy Blvd
Jersey City, NJ 07306

4. The foregoing amendment was adopted by the unanimous consent of the Incorporator(s) before the organization meeting of the first Board of Directors/Trustees

5. Other provisions

Signature Vincent L Vendirami Date 12/29/05

Signature Date

Signature Date

Signature Date

Signature Date

Signature Date

NJ Division of Revenue, PO Box 308, Trenton, NJ 08646

S1646329
J3101417

0400090718

Exhibit 10.1

AGREEMENT

AND PLAN

OF ACQUISITION AND MERGER

By and Among

SERINO 1, CORP.,

FRESH HARVEST PRODUCTS, INC.,

Certain Shareholders of

FRESH HARVEST PRODUCTS, INC.

Selling Shareholder of Serino 1, Corp.

IL LUMINATE, INC.

This Agreement and Plan of Acquisition (the "Agreement"), is entered into this 16th day of December, 2005, by, between and among Serino 1 Corp., a publicly held New Jersey corporation (hereinafter, "Purchaser"); Fresh Harvest Products, Inc., a privately held New York corporation (hereinafter, "Company" or "FHP"); Michael Jordan Friedman, and Marcia Roberts each of whom is a shareholder of Company (together, the "Shareholders" and individually, a "Shareholder"); and Il Luminate, Inc. the sole shareholder of the Purchaser, (hereinafter, "Selling Shareholder").

Background

Purchaser and Company and Shareholders wish for Purchaser to acquire all of the assets and business of Company, subject to all of the liabilities of Company, in a transaction that will leave the current shareholders of Company in control of Purchaser and will be treated as a tax-free reorganization under section 368(a) (1) of the Internal Revenue Code of 1986, as amended (the "Code").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. Transfers of Shares.

    1.1   Transfers by Shareholders. The Shareholders shall transfer to Purchaser the number of shares of Company's voting common stock set forth on Schedule A attached hereto and incorporated herein, which shares, represent all of Company's outstanding securities (together, the "FHP Shares").

    1.2   Transfers by Purchaser to Shareholders. In consideration for the transfer of the FHP Shares described in section 1.1, Purchaser shall issue to each Shareholder one (1) share of the voting common stock of Purchaser for each FHP Share transferred to Purchaser by each such Shareholder pursuant to section 1.1 (together, the "Serino Shares").

2. Payment of Consideration.

In consideration of Il Luminate, Inc., the selling shareholder of Purchaser allowing the Purchaser to merge with the Company, the following consideration shall be paid by the Company to the Selling Shareholder:

    2.1   The Company shall execute a note payable over a two (2) year period in the amount of $400,000.00 at an interest rate of three percent (3%). All interest shall accrue and become part of the principal balance at quarterly intervals. (hereinafter the "Note")

    2.2   While the above Note is outstanding, Selling Shareholder and or its successors or assigns shall retain a 30 percent equity position, subject to anti-dilution provisions, as described in section 10.4.4 in the newly merged corporation which will be known as Fresh Harvest.

2.3   Upon repayment of the note to the Selling Stockholder, the 30 percent equity interest held by the Selling Shareholder in Fresh Harvest shall be immediately reduced to a 20 percent interest. As the Note is paid down the percentage of the equity position of the Selling Shareholder shall decrease on a pro rata basis. For each $100,000 reduction in the outstanding balance the equity position shall be reduced by 2.5%. Until such position reaches 20% subject to anti-dilution provision. At the option of the Board of Directors, the returned share percentage may be disposed of at the discretion of the Board.

2.4   In addition to the above it is hereby agreed that should the Note not be paid within the two year period and there is no prospect of it being repaid within the next 60 days, then, Fresh Harvest hereby agrees to issue to the Selling Shareholder, and or its successors or assigns, sufficient stock to enable Selling Shareholder to have majority control of the corporation, in effect returning the company to the original Selling Shareholder.

3. Merger. On the same day as the exchange of FHP Shares for Serino Shares described in section 1, Purchaser and Company shall merge pursuant to N.J.S.A. 14A:10-5.1 and New York Business Corporation Law.

3.1   Surviving Entity; Effective Time.

3.1.1   At the Closing, subject to the terms and conditions of this Agreement, FHP shall be merged with and into Serino in accordance with the relevant sections of the New York Business Corporation Law (the "NYBCL") and the New Jersey Business Corporation Act ("BCA"), whereupon the separate existence FHP shall cease, and Serino shall be the surviving corporation ("Surviving Corporation") and shall take the name "Fresh Harvest Products, Inc." (the "Effective Time"). It is intended by the parties hereto that the Merger shall constitute reorganization within the meaning of Section 368(a) of the Internal Revenue Code and the parties thereto hereby adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368(a) of the United States Treasury Regulations.

3.1.2   Simultaneously with the Closing, a Certificate of Merger (the "Merger Certificate") shall be filed with the Secretary of State of the State of New York and with the Treasurer of the State of New Jersey. From and after the Effective Time, Serino shall possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of both Serino and FHP, as provided under the BCA and the NYBCL.

3.2   Certificate of Incorporation and Bylaws. The Certificate of Incorporation and Bylaws of Serino as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation and Bylaws, respectively, of the Surviving Corporation from and after the Effective Time, until thereafter amended in accordance with applicable law.

3.3   Directors and Officers. From and after the Effective Time, until their successors are duly elected or appointed and qualified, the directors and officers of the Surviving Corporation shall be the directors and officers of FHP in office immediately prior to the Effective Time.

3.4   Conversion of Shares. As of the Effective Time, by virtue of the Merger, automatically and without any action on the part of any holder thereof:

3.4.1   Each fully paid and nonassessable share of FHP's common stock, $0.0001 par value ("FHP Common Stock") outstanding immediately prior to the Effective Time, shall be converted into the same number of shares of Serino Common Stock, par value $.001 ("Serino Common Stock"). Each FHP shareholder shall be entitled to receive the equivalent number of shares of Serino Common Stock, the FHP shareholders shall be entitled to receive an aggregate of approximately 355,978 shares of Serino Common Stock, (the "Serino" Shares").

3.4.2   Shares of Serino Common Stock outstanding before the Effective Time shall continue to be outstanding after the Effective Time, unaffected by the Merger.

3.5   Fractional Shares. Fractional shares of Serino shall not be issued in connection with the Serino Shares, but any fractional shares shall be rounded to the nearest whole share. No cash shall be issued in lieu of any fractional shares.

3.6   Stock Certificates.

3.6.1   Upon surrender to Serino of the certificates representing the FHP Common Stock, FHP Warrants or FHP Options (collectively, the "FHP Certificates"), the holder of such FHP Certificates shall each be entitled to receive in exchange therefore one or more certificates representing the number of shares of Serino Common Stock to which such holder is entitled pursuant to the provisions of Section 3.4.1 hereof.

3.6.2   Each FHP Certificate converted into Serino Common Stock shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, be cancelled and retired and cease to exist. Until surrendered as contemplated by this Section 3.6.2, each holder of FHP Common Stock shall thereafter cease to possess any rights with respect to such shares, except the right to receive upon such surrender the number of shares of Serino Common Stock as provided by Section 3.4.1 hereof.

3.6.3   All shares of Serino Common Stock delivered to the FHP shareholders in respect of the FHP Common Stock, in accordance with the terms of this Agreement shall be deemed to have been delivered in full satisfaction of all rights pertaining to such shares of FHP Common Stock. If, after the Effective Time FHP Certificates are presented for any reason, they shall be cancelled and exchanged as provided in this Section 3.4.1..

3.7   Closing. Subject to the satisfaction of the conditions precedent specified in Section 5 and 6 of the Agreement, the closing of the Merger shall take place at 10:00 a.m. (Eastern Time) at the office of Verdiramo & Verdiramo, P.A., located at 3163 Kennedy Boulevard, Jersey City, New Jersey 07306 on or before December 16, 2005, or at such other time and date as the parties may mutually agreed (the "Closing").

3.8   Press Releases. At Closing, the Surviving Corporation shall issue such press release or announcement of the transactions contemplated by this Agreement as may be required by the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), subject to the applicable requirements of Rules 135a and 135c under the Securities Act of 1933, as amended (the "Securities Act"), and such release or announcement will be reasonably satisfactory in form and substance to FHP and its counsel. Serino shall not issue any other press release or otherwise make public any information with respect to this Agreement or the transactions contemplated hereby, prior to Closing, without the prior written consent of FHP which consent shall not be unreasonably withheld. Notwithstanding the foregoing, if required by law, Serino may issue such a press release or otherwise make public such information as long as Serino notifies FHP of such requirement and discusses with FHP in good faith the contents of such disclosure.

        3.9   <u>SEC Filings</u>. As required by applicable SEC regulations, after the closing, the Surviving Corporation shall prepare and file any and all filings with the SEC to provide full and complete disclosure to the SEC, Serino's shareholders and the general public. The management of the Surviving Corporation shall insure that any and all of the former FHP shareholders who received common stock, and/or warrants file any and all filings required to disclosure their ownership of such shares as it is deemed necessary in order for all persons and entities to maintain their compliance with such regulations as promulgated under the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

4. <u>Changes to Capitalization of the Surviving Corporation</u>. The Parties hereto agree that for a period of not less than one year from the Effective Date of this transaction, any changes to the capital stock, including any reverse or forward split of such common or preferred stock of the Surviving Corporation (the "Capitalization") shall require unanimous approval of the Board of Directors, of which Richard Verdiramo shall be a member as per the provisions of section 7.5.

5. <u>Representations and Warranties of the Company</u>. Company represents and warrants as follows:

        5.1   <u>Ownership of Stock</u>.

                5.1.1   The Shareholders listed in Schedule "A" attached hereto are the record owners and holders of the number of fully paid and non-assessable shares of the common stock of the Company listed in Schedule "A" attached hereto as of the date hereof and will continue to own such shares of the common stock of the Company until the delivery thereof to the Purchaser on the closing date and all such shares of common stock are or will be on the closing date owned free and clear of all liens, encumbrances, charges and assessments of every nature and subject to no restrictions with respect to transferability. To Company's Knowledge, the shareholders will have full power and authority to assign and transfer their shares of the Company in accordance with the terms hereof. "Knowledge" as used in this Agreement shall mean the actual knowledge of a party without inquiry or investigation and with respect to an entity shall mean the actual knowledge of such entity's executive officers without inquiry or investigation, unless otherwise indicated herein.

5.1.2   Except for this Agreement and except as described on Schedule A attached hereto, there are no outstanding options, warrants, contracts, calls, commitments, convertible securities of any kind, agreements or demands of any character relating to the stock of the Company whereby Company or any successor would be obligated to issue any securities.

5.2   Organization and Authority.

5.2.1   The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey with full power and authority to enter into and perform the transactions contemplated by this Agreement.

5.2.2   The minute book of the Company made available to Purchaser contains the Certificate of Incorporation of the Company as amended to date, current By-laws, and complete and accurate records of all meetings and other corporate actions of the shareholders and the board of directors (and any committee thereof) of the Company.

5.3   Books and Records. The books and records of the Company, all of which have been made available to Purchaser prior to the execution of this Agreement, contain a true and complete record, in all material respects, of all action taken at all meetings and by all written consents in lieu of meetings of the shareholders, the board of directors and committees of the board of directors of the Company. The stock transfer ledgers and other similar records of the Company as made available to Purchaser prior to the execution of this Agreement accurately reflect all record transfers prior to the execution of this Agreement in the capital stock of the Company. The Company does not have any of its books and records recorded, stored, maintained, operated or otherwise wholly or partly dependent upon or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of the Company.

5.4   Financials. The audited financial statements of the Company for the period ended October 31, 2004 and reviewed financial statements for the periods ended January 31, 2005 and April 30, 2005, copies of which have been furnished to the Purchaser (the "FHP Financials"), are true and correct in all material respects. All such audited financial statements (i) were prepared in accordance with GAAP by a Public Company Accounting Oversight Board ("PCAOB") approved auditor, (ii) fairly present the financial condition and results of operations of the Company as of the respective dates thereof and for the respective periods covered thereby, and (iii) were compiled from the books and records of the Company regularly maintained by management and used to prepare the financial statements of the Company in accordance with the principles stated therein.

5.5   Liabilities. There are no material liabilities of the Company, whether accrued, absolute, contingent or otherwise, which should be but which are not disclosed by or reflected in the FHP Financials.

5.6   Litigation. There are no legal, administrative or other proceedings, investigations or inquiries, product liability or other claims, judgments, injunctions or restrictions, either threatened, pending or outstanding against or involving the Company or its assets, properties, or business, nor does the Company know, or have reasonable grounds to know, of any basis for any such proceedings, investigations or inquiries, product liability or other claims, judgments, injunctions or restrictions, except as disclosed in the disclosure schedule. In addition, there are no material proceedings existing, pending or reasonably contemplated to which any officer, director, or affiliate of the Company or as to which any shareholder is a party adverse to the Company or has a material interest adverse to the Company.

5.7   Taxes. All federal, state, foreign, county and local income, profits, franchise, occupation, property, sales, use, gross receipts and other taxes (including any interest or penalties relating thereto) and assessments which are due and payable have been duly reported, fully paid and discharged as reported by the Company, and there are no unpaid taxes which are, or could become a lien on the properties and assets of the Company, except as specifically provided for in the FHP Financials or have been incurred in the normal course of business of the Company since June 30, 2005 and consistent with past practices. All tax returns of any kind required to be filed have been filed and the taxes paid or accrued.

5.8   Capital Stock. The authorized capital stock of the Company consists solely of 30,000,000 shares of common stock, with a par value of $0.0001, of which only the Shares listed in Schedule A have been issued. The Shares are duly authorized, validly issued, outstanding, fully paid and nonassessable. To Company's Knowledge, the Shareholders own the FHP Shares, beneficially and of record, free and clear of all liens.

5.9   Subsidiaries. The Company does not have, nor has it ever had, any subsidiaries.

5.10   Intellectual Property Rights. The Company, owns outright, has interests in or uses only the intellectual property disclosed in the Intellectual Property Section of the Disclosure Schedule (Schedule B) (the "Intellectual Property"), each of which the Company either has all right, title and interest in or a valid and binding right under Contract (as defined below) to use. To Company's Knowledge, no other material intellectual property is used or necessary in the conduct of the business of the Company, except for intellectual property that is generally commercially available on commercially reasonable terms. To Company's Knowledge, the Company has the exclusive right to use the Intellectual Property, (ii) there are no registrations with or applications to Governmental or Regulatory Authorities in respect of such Intellectual Property, and (iii) there are no restrictions on the direct or indirect transfer of any Contract, or any interest therein, held by the Company in respect of such Intellectual Property. The Company (i) shall deliver to Purchaser at closing documentation with respect to any invention, process, design, computer program or other know-how or trade secret included in such Intellectual Property, which documentation is accurate in all material respects and reasonably sufficient in detail and content to identify and explain such invention, process, design, computer program or other know-how or trade secret and to facilitate its full and proper use without reliance on the special knowledge or memory of any person, (ii) has taken reasonable security measures to protect the secrecy, confidentiality and value of its trade secrets, (iii) is not, nor has it received any notice that it is, in default (or with the giving of notice or lapse of time or both, would be in default) under any Contract to use such Intellectual Property and (iv) to its Knowledge, no such Intellectual Property is being infringed by any other Person. Company has received no notice that the Company is infringing any Intellectual Property of any other Person, no claim is pending or, to the Knowledge of the Shareholders, has been made to such effect that has not been resolved and, to the Knowledge of the Shareholders, neither the Company nor any Seller is infringing any Intellectual Property of any other Person.

5.11   Contracts.

5.11.1 The Contracts Section of the Schedule B/Disclosure Schedule (with paragraph references corresponding to those set forth below) contains a true and complete list of each material contract or other arrangement (the "Contracts") (true and complete copies or, if none, reasonably complete and accurate written descriptions of which, together with all amendments and supplements thereto and all waivers of any terms thereof, have been delivered to Purchaser prior to the execution of this Agreement), to which the Company is a party.

5.11.2 Each Contract disclosed in Schedule B is in full force and effect and constitutes a legal, valid and binding agreement, enforceable in accordance with its terms, of each party thereto; and neither the Company, or any other party to such Contract is, or has received notice that it is, in violation or breach of or default under any such Contract (or with notice or lapse of time or both, would be in violation or breach of or default under any such Contract) in any material respect.

5.11.3 The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, will not (1) result in or give to any person or entity ("Person") any right of termination, cancellation, acceleration or modification in or with respect to, (2) result in or give to any Person any additional rights or entitlement to increased, additional, accelerated or guaranteed payments under, or (3) result in the creation or imposition of any lien upon the Company or any of its assets under any Contract, and the Company is not a party to or bound by any Contract that has been or could reasonably be expected to have, individually or in the aggregate with any other Contracts, a materially adverse effect on the Company. To the Knowledge of the Company, no party to any Contract, agreement or instrument intends to cancel, withdraw, modify or amend such Contract, agreement or arrangement.

5.12   Licenses. The Licenses Section of the Disclosure Schedule (Schedule B) contains a true and complete list of all Licenses held by the Company and prior to the execution of this Agreement, the Company has delivered to Purchaser true and complete copies of all applicable material licenses (the "Licenses"). The Company owns or validly holds all Licenses that are material, individually or in the aggregate, to its business or operations; each such License is valid, binding and in full force and effect; and the Company is not, nor has it received any notice that it is, in default (or with the giving of notice or lapse of time or both, would be in default) under any such License. None of the licenses to which the Company is a party will terminate or lapse by reason of the transactions contemplated by this Agreement.

5.13   Insurance. The Insurance Section of the Disclosure Schedule (Schedule B) contains a true and complete list (including the names and addresses of the insurers, the names of the Persons to whom such policies have been issued, the expiration dates thereof, the annual premiums and payment terms thereof, whether it is a "claims made" or an "occurrence" policy and a brief description of the interests insured thereby) of all liability, property, workers' compensation, directors' and officers' liability and other insurance policies currently in effect that insure the business, operations or employees of the Company or affect or relate to the ownership, use or operation of any of the assets and properties (including, real, personal and leasehold) of the Company and that (i) have been issued to the Company or (ii) have been issued to any Person (other than the Company) for the benefit of the Company. The insurance coverage provided by any of the policies described in the Disclosure Statement will not terminate or lapse by reason of the transactions contemplated by this Agreement. Each policy listed in Schedule B is valid and binding and in full force and effect, no premiums due thereunder have not been paid and neither the Company, any subsidiary nor the person to whom such policy has been issued has received any notice of cancellation or termination in respect of any such policy or is in default thereunder. The insurance policies listed in Schedule B are placed with financially sound and reputable insurers and, in light of the respective Business, operations and assets and properties of the Company, are in amounts and have levels of coverage that are reasonable and customary for Persons engaged in such businesses and operations and having such Assets and Properties. Neither the Company nor the Person to whom such policy has been issued has received notice that any insurer under any policy referred to in this Section is denying liability with respect to a claim thereunder or defending under a reservation of rights clause.

5.14   Environmental Matters. The Company has obtained all Licenses and permits which are required under applicable Environmental Laws (federal, state and local) in connection with the current conduct of the business or operations of the Company. Each of such Licenses and permits is in full force and effect and the Company is in compliance in all material respects with the terms and conditions of all such Licenses and permits and with any applicable Environmental Law.

5.14.1 No Order has been issued, no Environmental Claim has been filed, no penalty has been assessed and no investigation or review is pending or, to the Knowledge of the Company, threatened, by any Governmental or Regulatory Authority with respect to any alleged failure by the Company to have any License or permit required under applicable Environmental Laws in connection with the conduct of the business or operations of the Company or with respect to any generation, treatment, storage, recycling, transportation, discharge, disposal or Release of any Hazardous Material (as defined in any Environmental Law) generated by the Company, and to the Knowledge of the Company, there are no facts or circumstances in existence which could reasonably be expected to form the basis for any such Order, Environmental Claim, penalty or investigation.

5.14.2 The Company does not own, operate or lease a treatment, storage or disposal facility requiring a permit under the Resource Conservation and Recovery Act, as amended, or under any other comparable state or local Law; and, without limiting the foregoing, (i) no polychlorinated biphenyl is or has been present, (ii) no asbestos or asbestos-containing material is or has been present, (iii) there are no underground storage tanks or surface impoundments for Hazardous Materials, active or abandoned, and (iv) no Hazardous Material has been Released (as defined in any Environmental Law) in a quantity reportable under, or in violation of, any Environmental Law or otherwise Released, in the cases of clauses (i) through (iv), at, on or under any site or facility now or previously owned, operated or leased by the Company or any Subsidiary.

5.14.3 The Company has not transported or arranged for the transportation of any Hazardous Material to any location that is (i) the subject of enforcement actions by federal, state or local Governmental or Regulatory Authorities that may lead to Environmental Claims against the Company.

5.14.4 No Hazardous Material generated by the Company has been recycled, treated, stored, disposed of or Released by the Company at any location.

5.14.5 No Liens have arisen under or pursuant to any Environmental Law on any site or facility owned, operated or leased by the Company, and no federal, state or local Governmental or Regulatory Authority action has been taken or, to the Knowledge of the Company, is in process that could subject any such site or facility to such Liens, and the Company would not be required to place any notice or restriction relating to the presence of Hazardous Materials at any site or facility owned by it in any deed to the real property on which such site or facility is located.

5.14.6 There have been no environmental investigations, studies, audits, tests, reviews or other analyses conducted by, or that are in the possession of, the Company in relation to any site or facility now or previously owned, operated or leased by the Company which have not been delivered to Purchaser prior to the execution of this Agreement.

5.15 Bank and Brokerage Accounts; Investment Assets. The Accounts and Investment Assets Section Disclosure Schedule (Schedule B) sets forth (a) a true and complete list of the names and locations of all banks, trust companies, securities brokers and other financial institutions at which the Company has an account or safe deposit box or maintains a banking, custodial, trading or other similar relationship; (b) a true and complete list and description of each such account, box and relationship, indicating in each case the account number and the names of the respective officers, employees, agents or other similar representatives of the Company having signatory power with respect thereto; and (c) a list of each Investment Asset, the name of the record and beneficial owner thereof, the location of the certificates, if any, therefore, the maturity date, if any, and any stock or bond powers or other authority for transfer granted with respect thereto.

5.16   No Powers of Attorney. The Company does not have any powers of attorney or comparable delegations of authority outstanding.

5.17   Accuracy of All Statements Made by Company. No representation or warranty by the Company in this Agreement, nor any statement, certificate, schedule or exhibit hereto furnished or to be furnished by or on behalf of the Company or Shareholders pursuant to this Agreement, nor any document or certificate delivered to Purchaser pursuant to this Agreement or in connection with actions contemplated hereby, contains or shall contain any untrue statement or material fact or omits or shall omit a material fact necessary to make the statement contained therein not misleading.

5.18   Events Subsequent to Financial Statements Date. Since the date of the FHP Financials, no material adverse change has occurred. Without limiting the generality of the foregoing, since such date the Company has not (a) sold, leased, transferred or assigned any of its assets other than in the ordinary course of business; (b) entered into any agreement, contract, lease or license involving more than $5,000; (c) discharged or satisfied any lien or encumbrance or incurred or paid any obligation or liability (absolute, accrued or contingent) other than current liabilities shown on the balance sheets included in the FHP Financials; (d) imposed any security interest upon any of its assets, tangible or intangible; (e) made any capital expenditure involving more than $5,000; (f) made any capital investment in, any loan to, or any acquisition of the securities or assets of, any other person or entity involving more than $5,000; (g) borrowed any amount or incurred or become subject to any liability, except current liabilities incurred in the ordinary course of business; (h) canceled, compromised, waived or released any right or claim involving more than $5,000; (i) granted any license or sublicense of any rights under or with respect to any Intellectual Property owned or licensed by the Company; (j) made or authorized any change in its Certificate of Incorporation or Bylaws; (k) issued, sold or otherwise disposed of any of its capital stock, or granted any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its capital stock; (l) declared, set aside or paid any dividend or made any distribution with respect to its capital stock (whether in cash or in kind) or redeemed, purchased or otherwise acquired any of its capital stock; (m) experienced any damage, destruction or loss (whether or not covered by insurance) to its property; (n) made any loan to, or entered into any other transaction with, any of its directors, officers and employees; (o) (i) granted any severance or termination pay to any of its directors, officers or employees, (ii) entered into any employment, deferred compensation, collective bargaining or other similar agreement (or any amendment to any such existing agreement) or arrangement with any of its directors, officers or employees, (iii) increased any benefits payable under any existing severance or termination pay policies or employment agreements, or (iv) increased the compensation, bonus or other benefits payable to any of its directors, officers or employees; (p) accelerated, terminated, modified or canceled any agreement, contract, lease or license, or had any third party do so, involving more than $5,000; (q) made any material change in the manner of its business or operations; (r) made any material change in any method of accounting or accounting practice; (s) entered into any

11

transaction (other than this one) except in the ordinary course of business or as otherwise contemplated hereby; or (t) entered into any commitment (contingent or otherwise) to do any of the foregoing. Since the date of the FHP Financials there has not been any other material occurrence, event, incident, action, failure to act or transaction outside the ordinary course of business involving the Company.

5.19   Employee Plans and Employees.

5.19.1 Except as disclosed on the Disclosure Schedule, the Company does not have and is not obligated to contribute to, and has not sponsored, maintained, participated in, or contributed to, (i) any "employee benefit plan," as such term is defined in Section 3(3) of the Employee Retirement Income Security Act ("ERISA") whether or not subject to ERISA; (ii) any personnel policy; and (iii) any other employment, consulting, collective bargaining, stock option, stock bonus, stock purchase, phantom stock, incentive, bonus, deferred compensation, retirement, severance, vacation, dependent care, employee assistance, fringe benefit, medical, dental, sick leave, death benefit, golden parachute or other compensatory plan, contract, policy or arrangement which is not an employee benefit plan as defined in Section 3(3) of ERISA (each such plan, contract, policy and arrangement being herein referred to as an "Employee Plan"). True and complete copies of each of the Employee Plans have been delivered to the Purchaser.

5.19.2 There are no, nor have there ever been, any ERISA Affiliates (as defined in ERISA). The Company has not ever contributed to (or had an obligation to contribute to), sponsored, participated in or had any liability with respect to a Multiemployer Plan or any other plan subject to Title IV of ERISA. The Company has performed all obligations required to be performed under, and is in compliance in all material respects with, the terms of each Employee Plan and the requirements applicable to each Employee Plan prescribed by ERISA, the Code and other applicable law. No lawsuit, claim, audit or other action has been asserted, instituted, threatened or anticipated with respect to any Employee Plan. The consummation of the transactions contemplated by this Agreement (either alone or in conjunction with any other event) will not give rise to any liability, including, liability for severance pay, unemployment compensation or termination pay or accelerate the time of payment or vesting or increase the amount of compensation or benefits due to any employee, officer or director of the Company (whether current, former, or retired) or their beneficiaries.

5.19.3 Except as may be required under Section 4980(B) of the Internal Revenue Code or any similar state law requiring continuation coverage with respect to health plans, the Company does not maintain or contribute to and is not obligated under, any plan, contract, policy or arrangement providing health, death or other welfare benefits (whether or not insured) to current or former employees or other personnel beyond the termination of their employment or other services. Each Employee Plan by its terms may be unilaterally terminated and/or amended by the Company at any time.

5.19.4 The Disclosure Schedule sets forth a list of the names and positions of all officers and directors of the Company, and of each employee or consultant of the Company, and the salary, benefits and other compensation paid or provided to each such person. No such person has furnished any notice of his intention to, and to the Company's Knowledge no such Person intends to, terminate his relationship with the Company.

5.20   No Illegal or Improper Transactions. Neither the Company nor any of its officers or directors, employees, agents or affiliates, has offered, paid or agreed to pay to any person or entity (including any governmental official) or solicited, received or agreed to receive from any such person, directly or indirectly, any money or anything of value for the purpose or with the intent of (a) obtaining or maintaining business, (b) facilitating the purchase or sale of any product or service, or (c) avoiding the imposition of any fine or penalty, in any such case in any manner which is in violation of any applicable ordinance, regulation or law; and there have been no false or fictitious entries made in the books or records of the Company.

5.21   Brokerage Fees. The Company has not retained any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement or any transaction contemplated hereby or any transaction of like nature that would be required to be paid by the Company.

6. Representations and Warranties of Purchaser. Purchaser represents and warrants as follows:

6.1   Ownership of Stock.

6.1.1   There are 100,000 Serino Shares issued and outstanding as of the date hereof and as of the closing date.

6.1.2   Except for this Agreement, there are no outstanding options, contracts, calls, commitments, agreements or demands of any character relating to the stock of the Purchaser or the stock of the Purchaser to be received by the Shareholders.

6.2   Organization and Authority.

6.2.1   Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey with full power and authority to enter into and perform the transactions contemplated by this Agreement.

6.2.2   The outstanding shares of the Purchaser, and the Serino Shares to be issued to the Shareholders in connection with the transactions contemplated by this Agreement, are legally and validly issued, fully paid and non-assessable. The Serino Shares to be delivered to Shareholders pursuant to this Agreement, when so delivered, will have been duly and validly authorized and issued by Purchaser and will be fully paid and non-assessable.

6.2.3   The minute book of the Purchaser made available to the Company contains the Certificate of Incorporation of the Company as amended, By-laws, and complete and accurate records of all meetings and other corporate actions of the shareholders and the board of directors (and any committee thereof) of the Purchaser.

6.3   Books and Records. The books and records of the Purchaser, all of which have been made available to Company prior to the execution of this Agreement, contain a true and complete record, in all material respects, of all action taken at all meetings and by all written consents in lieu of meetings of the shareholders, the board of directors and committees of the board of directors of the Purchaser. The stock transfer ledgers and other similar records of the Purchaser as made available to Company prior to the execution of this Agreement accurately reflect all record transfers prior to the execution of this Agreement in the capital stock of the Purchaser. Except for stock transfer records maintained by Jersey Transfer and Trust Co., the Purchaser does not have any of its books and records recorded, stored, maintained, operated or otherwise wholly or partly dependent upon or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of the Purchaser.

6.4   Performance of This Agreement. The execution and performance of this Agreement and the issuance of stock contemplated hereby have been authorized by the board of directors of Purchaser. This Agreement is enforceable against Purchaser, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally, and except that the availability of specific performance, injunctive relief or other equitable remedies is subject to the discretion of the court before which any proceeding is brought.

6.5   Purchaser SEC Documents. The Purchaser has filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) with the Securities and Exchange Commission (the "SEC") required to be filed by the Purchaser since January 1, 2002 (the "Purchaser SEC Documents"). As of their respective dates, the Purchaser SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Purchaser SEC Documents, and none of the Purchaser SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any Purchaser SEC Document has been revised or superseded by a later-filed Purchaser SEC Document, none of the Purchaser SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements (including the related notes) of the Purchaser included in the Purchaser SEC Documents complied at the time they were filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP") (except, in the case of unaudited statements, as permitted by Form 10-Q and Form 10-QSB of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and each fairly presented in all material respects the consolidated financial position of the Purchaser and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). Except as disclosed in the Purchaser SEC Documents filed by the Purchaser and publicly available prior to the date of this Agreement (the "Filed Purchaser SEC Documents"), neither the Purchaser nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which individually or in the aggregate have had or would reasonably be expected to have a material adverse effect on Purchaser. None of the subsidiaries of the Purchaser are, or have at any time since January 1, 2002, been, subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

6.6   Financials. True copies of the audited financial statements of the Purchaser for the year ended April 30, 2005 (the "Purchaser Financial Statements"), have been delivered by the Purchaser to the Company. The Purchaser Financial Statements are true and correct in all material respects and present an accurate and complete disclosure of the financial condition of the Purchaser as of their respective dates, and the earnings for the periods covered, in accordance with generally accepted accounting principles applied on a consistent basis.

6.7   Liabilities. There are no material liabilities of the Purchaser, whether accrued, absolute, contingent or otherwise, which arose or relate to any transaction of the Purchaser, its agents or servants which are not disclosed by or reflected in Purchaser's Financial Statements. As of the date hereof, there are no known circumstances, conditions, happenings, events or arrangements, contractual or otherwise, which may hereafter give rise to liabilities, except those which will not have a material adverse effect on the Purchaser and were incurred in the normal course of business of the Purchaser, except as disclosed in the disclosure schedule.

6.8   Litigation. There are no legal, administrative or other proceedings, investigations or inquiries, product liability or other claims, judgments, injunctions or restrictions, either threatened, pending or outstanding against or involving the Purchaser or its subsidiaries, if any, or their assets, properties, or business, nor does the Purchaser or its subsidiaries have knowledge of, or have reasonable grounds to have knowledge of, any basis for any such proceedings, investigations or inquiries, product liability or other claims, judgments, injunctions or restrictions, except as disclosed in the disclosure schedule.

6.9   Taxes. All federal, state, foreign, county and local income, profits, franchise, occupation, property, sales, use, gross receipts and other taxes (including any interest or penalties relating thereto) and assessments which are due and payable have been duly reported, fully paid and discharged as reported by the Purchaser, and there are not unpaid taxes which are, or could become a lien on the properties and assets of the Purchaser. All tax returns of any kind required to be filed have been filed and the taxes paid or accrued.

6.10   Contracts.

6.10.1 The Contracts Section of the Schedule C/Disclosure Schedule (with paragraph references corresponding to those set forth below) contains a true and complete list of each material Contract or other arrangement (true and complete copies or, if none, reasonably complete and accurate written descriptions of which, together with all amendments and supplements thereto and all waivers of any terms thereof, have been delivered to Purchaser prior to the execution of this Agreement), to which the Purchaser is a party.

6.10.2 Each Contract disclosed in Schedule C is in full force and effect and constitutes a legal, valid and binding agreement, enforceable in accordance with its terms, of each party thereto, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally, and except that the availability of specific performance, injunctive relief or other equitable remedies is subject to the discretion of the court before which any proceeding is brought; and neither the Purchaser, or, to Purchaser's knowledge, any other party to such Contract is, or has received notice that it is, in violation or breach of or default under any such Contract (or with notice or lapse of time or both, would be in violation or breach of or default under any such Contract) in any material respect.

6.10.3 The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, will not, to Purchaser's Knowledge, (1) result in or give to any Person any right of termination, cancellation, acceleration or modification in or with respect to, (2) result in or give to any Person any additional rights or entitlement to increased, additional, accelerated or guaranteed payments under, or (3) result in the creation or imposition of any Lien upon the Purchaser or any of its assets under any Contract, and the Purchaser is not a party to or bound by any Contract that has been or could reasonably be expected to have, individually or in the aggregate with any other Contracts, a materially adverse effect on the Business or Condition of the Company. To Purchaser's Knowledge, no party to any Contract, agreement or instrument intends to cancel, withdraw, modify or amend such Contract, agreement or arrangement.

6.11   Insurance. The Insurance Section of the Disclosure Schedule (Schedule C) contains a true and complete list (including the names and addresses of the insurers, the names of the Persons to whom such policies have been issued, the expiration dates thereof, the annual premiums and payment terms thereof, whether it is a "claims made" or an "occurrence" policy and a brief description of the interests insured thereby) of all liability, property, workers' compensation, directors' and officers' liability and other insurance policies currently in effect that insure the business, operations or employees of the Purchaser or affect or relate to the ownership, use or operation of any of the assets and properties of the Purchaser and that (i) have been issued to the Purchaser or (ii) have been issued to any Person (other than the Purchaser) for the benefit of the Purchaser. The insurance coverage provided by any of the policies described in clause (i) above will not terminate or lapse by reason of the transactions contemplated by this Agreement. Each policy listed in Schedule C is valid and binding and in full force and effect, no premiums due thereunder have not been paid and neither the Purchaser, any Subsidiary nor, to Purchaser's Knowledge, the Person to whom such policy has been issued has received any notice of cancellation or termination in respect of any such policy or is in default thereunder. The insurance policies listed in Schedule C are placed with financially sound and reputable insurers and, in light of the respective Business, operations and assets and properties of the Purchaser, are in amounts and have levels of coverage that are reasonable and customary for Persons engaged in such businesses and operations and having such Assets and Properties. Neither the Purchaser nor the Person to whom such policy has been issued has received notice that any insurer under any policy referred to in this Section is denying liability with respect to a claim thereunder or defending under a reservation of rights clause.

6.12   Subsidiaries. The Purchaser does not have, and has never had, any subsidiaries or equity investments in any corporation, partnership, or other person.

6.13   Rights Agreement. The Purchaser has not entered into a Rights Agreement (more commonly known as a "Poison Pill Agreement"), or any other agreement with the same or similar effects.

6.14   Accuracy of All Statements Made by Purchaser. No representation or warranty by the Purchaser in this Agreement, nor any statement, certificate, schedule or exhibit hereto furnished by the Purchaser pursuant to this Agreement, nor any document or certificate delivered to the Company or the Shareholders pursuant to this Agreement or in connection with actions contemplated hereby, contains or shall contain any untrue statement of material fact or omits or shall omit a material fact necessary to make the statement contained therein not misleading.

6.15   Tax Free Reorganization. The parties intend for the transactions contemplated by this Agreement to qualify as a tax-free reorganization under the Code (a "Tax-Free Reorganization"). To Purchaser's Knowledge, there is no reason that the transactions contemplated by this Agreement will not qualify as a Tax-Free Reorganization.

7. Conditions Precedent to Purchaser's Obligations. Each and every obligation of Purchaser to be performed on the closing date shall be subject to the satisfaction prior thereto of the following conditions:

7.1   Truth of Representations and Warranties. The representations and warranties made by the Company in this Agreement or given on its behalf hereunder shall be true and correct in all material respects on and as of the closing date with the same effect as though such representations and warranties had been made or given on and as of the closing date, except for those representations and warranties that are not qualified as to materiality, in which case such representations and warranties shall be true and correct in all respects.

7.2   No Material Adverse Change. As of the closing date there shall not have occurred any material adverse change which materially impairs the ability of the Company to conduct its business or the earning power thereof on the same basis as in the past.

7.3   Accuracy of Audited Financial Statements. Purchaser and its representatives shall be satisfied as to the accuracy of the FHP Financials.

7.4   Company's Shareholder's Approval Received. Purchaser and its representatives shall have received and satisfactorily reviewed evidence of the Company's shareholders voting on and approving the merger transaction contemplated by this agreement a well as the anti-dilution provisions described in Section 9.4.4 below.

7.5   Proxies Obtained. Purchaser and its representatives shall have received and satisfactorily reviewed irrevocable proxies from a majority of the Company's Shareholders naming Michael Jordan Friedman as proxy and authorizing such proxy to vote for and approve the appointment of Richard Verdiramo as a member of the Board of Directors of the Surviving Corporation for a period of not less than one year from the Effective Date or until the Note is repaid whichever period is greater.

7.6   Approvals Received for Anti-Dilution Rights. Purchaser and its representatives shall have received and satisfactorily reviewed evidence of the Company's management and shareholders voting on and approving the anti-dilution rights enjoyed by certain shareholders of the common stock of the Purchaser. Specifically, the shares that have been issued to Il Luminate, Inc. and/or their respective assigns, (the "Il Luminate shares").

7.7   Letter of Notification of Anti-Dilution Provisions Received. Purchaser and its representatives shall have received and satisfactorily reviewed evidence of the Company's board of directors and management acknowledging and accepting the notice they received from the Purchaser explaining the anti-dilution rights enjoyed by the shareholders of Il Luminate shares.   A form of this Letter of Notification is hereby attached as Exhibit B.

7.8   Investment Representation Letters Reviewed. Purchaser and its representatives shall have received and satisfactorily reviewed evidence that all of the Company's Shareholders have received and executed the Investment Representation Letter, a form of which is attached hereto as Exhibit A voting on and approving the transaction contemplated by this agreement.

7.9   Merger Certificate Filed.   Purchaser and its representatives shall have received and satisfactorily reviewed evidence that the Company has filed and received the Merger Certificate with all applicable state agencies.

7.10   Outstanding Shares. The Company shall have no more than 355,978 shares of its capital stock issued and outstanding and no more than 80,000 shares underlying convertible securities which are in the form of convertible notes held by certain lenders that are convertible into common stock of the Company at a rate of $0.50 per share.

7.11   Dissenters Rights. The Company shall have offered to all eligible shareholders dissenters rights in accordance with N.Y.B.C.L. Company shall have made provision for the payment of any amounts due to dissenting shareholder under N.Y.B.C.L. Purchaser shall have determined, in its sole discretion, that the number of shareholders electing to receive cash under N.Y.B.C.L. is not so many as to have a material adverse effect on the Company or on Purchaser.

8.   Conditions Precedent to Obligations of the Company and the Shareholders. Each and every obligation of the Company and the Shareholders to be performed on the closing date shall be subject to the satisfaction (or written waiver by the Company and the Shareholders, in their sole discretion) prior thereto of the following conditions:

8.1   Truth of Representations and Warranties. The representations and warranties made by the Purchaser in this Agreement or given on its behalf hereunder shall be true and correct in all material respects on and as of the closing date with the same effect as though such representations and warranties had been made or given on and as of the closing date, except for those representations and warranties that are qualified as to materiality, in which case such representations and warranties shall be true and correct in all respects.

8.2   No Material Adverse Change. As of the closing date there shall not have occurred any material adverse change to the assets, liabilities, properties, businesses or affairs of Purchaser, or any change which materially impairs the ability of the Purchaser to conduct its business.

8.3   Accuracy of Financial Statements. The Company and Shareholders shall be satisfied as to the accuracy of all balance sheets, statements of income and other financial statements of the Purchaser furnished to the Company herewith.

8.4   Outstanding Shares. Purchaser shall have no more than 100,000 shares of its capital stock issued and outstanding.

8.5   Management Plan. The Purchaser and the Shareholder shall have agreed to arrangements satisfactory to the Shareholders in their sole discretion, regarding the management of the Purchaser and the election of directors and officers of the Purchaser after the closing.

8.6   Conduct of Purchaser's Business Before Closing. Between the date of this Agreement and Closing, Purchaser

(a)   shall have conducted its business in the ordinary course of business; shall have maintained all insurance coverages;

(b)	shall have entered into, amended, or terminated no contract without the prior written approval of Company;

(c)	shall have issued, sold, redeemed, or purchased, or agreed to issue, sell, redeem or purchase, no shares of its capital stock or any other security, nor of any subsidiary or any other person except common stock issued for the reduction of debt on the books of the Purchaser;

(d)	shall have become a party to no legal, administrative or arbitration proceedings of any sort whatever.

(e)	shall as required by applicable SEC regulations, Purchaser shall prepare and file any and all filings with the SEC to provide full and complete disclosure to the SEC, the Purchaser's and the general public.

8.7	Financing Activities. If Purchaser or any person on behalf of Purchaser shall engage in any activities relating to raising money from the sale of equity securities or any other investment, then any such funds shall be strictly segregated and held by a third party in an escrow account, in order that such funds shall be returned to any such investors promptly and in full in case this Agreement is terminated prior to the Effective Date. Any violation of the conditions of this Section 6.10 shall be a condition excusing Company from closing the transaction, and a cause for Company to terminate this Agreement.

9.	Securities Act Provisions.

9.1	Restrictions on Disposition of Shares. Each of the Shareholders, individually and not jointly, covenants and warrants that the shares to be received hereunder are acquired for his or her own account and not with the present view towards the distribution thereof and will not dispose of such shares except (i) pursuant to an effective registration statement under the Securities Act, or (ii) in any other transaction which, in the opinion of counsel, in form reasonably acceptable to Purchaser, is exempt from registration under the Securities Act or the rules and regulations of the SEC thereunder. In order to effectuate the covenants of this sub-section 8.1., an appropriate endorsement will be placed upon each of the certificates of common stock of the Purchaser at the time of distribution of such shares by the Company pursuant to this Agreement, and stop transfer instructions shall be placed with the transfer agent for the securities.

9.2	Evidence of Compliance with Security Act Provisions. Each of the Shareholders, individually and not jointly, agrees to supply Purchaser with an executed original copy of an Investment letter (Exhibit A) evidencing their understanding and agreement with the Security Act Provision of this Section as required by sub-section 5.7 of this Agreement.

9.3	Notice of Limitation Upon Disposition. Each of the Company's shareholder shall be sent a notice making them aware that the shares to be distributed to him hereunder will not have been registered pursuant to the Securities Act; and, therefore, under current interpretations and applicable rules, he will have to retain such shares for a period of at least one year and at the expiration of such one year period from the closing date, his sales may be confined to brokerage transactions of limited amounts requiring certain notification filings with the SEC and such disposition may be available only if the Purchaser is current in its filings with the SEC under the Securities Exchange Act, or other public disclosure requirements, and the other limitations imposed thereby on the disposition of the Serino Shares.

10. Closing.

10.1   Time and Place. The closing of this transaction ("closing") shall take place at the office of Verdiramo & Verdiramo, P.A., on December 16, 2005, or at such other time and place as the parties hereto shall agree upon. Such date is referred to in this agreement as the "closing date."

10.2   Documents To Be Delivered by the Company and Shareholders. At the closing, the Company and Shareholders shall deliver to Purchaser the following documents:

10.2.1 Certificates for the number of shares of common stock of the Company in the manner and form required by sub-section 1.1. hereof.

10.2.2 Letters from a majority of Shareholders evidencing the taking of the shares in accordance with the provisions of section 7 and their understanding of the restrictions thereunder.

10.2.3 Certificates of Merger for filing with the Secretary of State of New York and the Treasurer of New Jersey.

10.2.4 Such other documents of transfer, certificates of authority and other documents as Purchaser may reasonably request.

10.2.5 Certification from the President of the Company that all of the conditions to closing contained in Section 5 have been complied with.

10.2.6 A copy of the Letter of Notification of Anti-Dilution Provisions executed by the management and board members of the Company will have been delivered to the Purchaser prior to or at closing.

10.3   Documents To Be Delivered by Purchaser. At the closing Purchaser shall deliver to the Company and Shareholders the following documents:

10.3.1 Certificates for the number of shares of common stock of Purchaser as determined in sub-section 1.2. hereof.

10.3.2 Certificates of Merger for filing with the Secretary of State of New York and the Treasurer of New Jersey.

10.3.3 Such other documents of transfer, certificates of authority and other documents as the Company may reasonably request.

10.4   Further Assurances; Post-Closing Cooperation.

       10.4.1 At any time or from time to time after the Closing, each of the Shareholders and the Company shall execute and deliver to Purchaser such other documents and instruments, provide such materials and information and take such other actions as Purchaser may reasonably request more effectively to vest title to the Shares listed in Schedule A to the Purchaser and, to the full extent permitted by Law, to put Purchaser in actual possession and operating control of the Company and its assets and properties and Books and Records, and otherwise to cause each of the Shareholders and the Company to fulfill its obligations under this Agreement.

       10.4.2 Following the Closing, the Company will afford Purchaser, its counsel and its accountants, during normal business hours, reasonable access to the books, records and other data relating to the Business or Condition of the Company in its possession with respect to periods prior to the Closing and the right to make copies and extracts therefrom, to the extent that such access may be reasonably required by Purchaser in connection with (i) the preparation of tax returns, (ii) the determination or enforcement of rights and obligations under this Agreement, (iii) compliance with the requirements of any Governmental or Regulatory Authority, (iv) the determination or enforcement of the rights and obligations of any party to this Agreement or (v) in connection with any actual or threatened Action or Proceeding.

       10.4.3 If, in order properly to prepare its tax returns, other documents or reports required to be filed with Governmental or Regulatory Authorities or its financial statements or to fulfill its obligations hereunder, it is necessary that a party be furnished with additional information, documents or records relating to the Business or Condition of the Company not referred to in paragraph (b) above, and such information, documents or records are in the possession or control of the other party, such other party shall use its best efforts to furnish or make available such information, documents or records (or copies thereof) at the recipient's request, cost and expense.

       10.4.4 Anti-Dilution Rights: For the twelve months following the Effective Date or until the Note is repaid, whichever time period is greater, the Company and the Purchaser agree that the Il Luminate Shares shall contain full anti dilution rights and privileges, such that if any shares of the Surviving Corporation's Common Stock are issued, in an amount that exceeds 3% of the total outstanding shares, within a 3 month period or if issuances exceed 5% in a 6 month period, and Richard Verdiramo voted against such dilution at such time as the dilution event was voted upon of the Surviving Corporation through any form of registration, or if any options, warrants, conversion rights of the Surviving Corporation or other securities convertible or exchangeable into shares of the Surviving Corporation's Common Stock are issued (including shares issued by the Surviving Corporation by reason of exercise of existing stock options prior to the date of this Agreement), or if any shares that were issued pursuant to an exemption from registration by the Surviving Corporation become eligible to have the legend removed under Rule 144 or Regulation S while any of the Il Luminate Shares are still held, (a "Dilutive Event") the Surviving Corporation will, in accordance with the procedures set forth herein, issue to the holders of the Il Luminate Shares, or any transferee or assignee thereof or by virtue of the laws of descent or distribution, for no consideration, that number of shares of the Surviving Corporation's Common Stock (the "Adjustment Shares") necessary to maintain their same aggregate percentage ownership of the Surviving Corporation. The number of Adjustment Shares to be issued in the aggregate to the Il Luminate Shareholders will be determined by the following formula:

$$\frac{\text{No. Sh. Held by Il Luminate}}{\text{No. Sh. outst. before Dilutive Event}} = \frac{\text{No. Sh. Held by Il Luminate} + X}{\text{No. Sh. outst. after Dilutive Event} + X}$$

Where X = number of Adjustment Shares to be issued.

Following the occurrence of a Dilutive Event or any of the events outlined above, the Surviving Corporation will cause the transfer agent of its Common Stock to notify the Il Luminate Shareholders of the Dilutive Event and of their right to receive Adjustment Shares, and will forward to them with such notice a calculation and explanation of the adjustment.

These anti-dilution provisions shall apply in any consolidation of the Surviving Corporation with, or merger of it with or into, another corporation (other than a consolidation or merger which does not result in any reclassification or change of the outstanding Common Stock), or an acquisition of any affiliated or nonaffiliated operating company provided that Richard Verdiramo voted against such Merger in a Board of Director meeting upon which such Merger was voted upon.

11.   Termination; Amendment; Waiver

This agreement can be terminated in writing by either the Purchaser or the Company pursuant to the provisions of this section 9 herein.

11.1.   Termination by Mutual Agreement. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, as defined in 2.1 above, by mutual written consent of FHP and Serino by action of their respective boards of directors.

11.2   Termination by FHP. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, if:

(a)   (i) any of Serino's representations and warranties shall have been inaccurate as of the date of this Agreement, or (ii) if (A) any of Serino's representations and warranties become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), and (B) such inaccuracy has not been cured by Serino within ten business days after its receipt of written notice thereof and remains uncured at the time notice of termination was given, or (iii) Serino's representation and warranties with respect to its capitalization are inaccurate such that there are shares or rights to obtain shares outstanding in addition to those initially disclosed;

(b) FHP due diligence examination of Serino and its assets and business reveals information that varies materially or adversely from the understanding upon which FHP agreed to proceed with the transactions contemplated by this Agreement, as determined by FHP in its reasonable discretion; or

(d) since the date of this Agreement, Serino shall have suffered any material adverse effect on its financial condition, results of operations or business.

11.3   Termination by Serino. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time whether before or after the approval of the Merger by FHP's shareholders and Serino stockholders, by action of the Board of Directors of Serino, if:

(a) (i) any of FHP's representations and warranties shall have been inaccurate as of the date of this Agreement, or (ii) if (A) any of FHP's representations and warranties become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), and (B) such inaccuracy has not been cured by FHP within ten business days after its receipt of written notice thereof and remains uncured at the time notice of termination was given; or

(b) if, since the date of this Agreement, there shall have occurred any material adverse effect on the financial condition, results of operations or business of FHP.

11.4   Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this section 11, this Agreement shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, consultants, contractors, agent, legal and financial advisors, or other representations); provided, however, that except as otherwise provided herein, no such termination shall relieve any party hereto of any liability or damages resulting from any willful breach of this contract.

12.   Intellectual Property. The Purchaser will after closing transfer the rights of the Intellectual Property referred to in this Agreement to the Purchaser from the Company or to transfer the Intellectual Property to a wholly owned subsidiary that the Purchaser may form at its sole discretion for the sole purpose of holding Intellectual Property Rights owned by the Purchaser. Regarding the Intellectual Property the Purchaser will take reasonable security measures to protect the secrecy, confidentiality and value of their trade secrets.

13.   Indemnification.

13.1   Indemnification By Company. The Company shall defend, hold harmless, and indemnify Purchaser and its employees, officers, agents and affiliates against all liabilities, damages, losses, claims, judgments and expenses (including reasonable attorneys' fees and related costs) arising from (i) any liabilities of Company arising on or prior to the closing date; or (ii) any breach of any of the covenants, agreements, warranties, or representations of the Company contained in this Agreement.

13.2   Indemnification by Purchaser. The Purchaser shall defend, hold harmless, and indemnify the Company and the Shareholders against all liabilities, damages, losses, claims, judgments and expenses (including reasonable attorneys' fees and related costs) arising out of (i) any liabilities of Purchaser arising on or prior to the closing date to the extent that all such liabilities exceed $5,000; or (ii) any breach of any of the covenants, agreements, warranties or representations of Purchaser contained in this Agreement.

13.3   Notice of Claim. Upon receipt of a third party claim or demand for which a party is entitled to indemnification, or in any other event where a party believes it is entitled to indemnification, such party (the "Indemnified Party") shall (i) notify the party required to provide such indemnification (the "Indemnifying Party") in writing of the nature of the claim and the names and addresses of the persons involved in or having an interest in such claim; (ii) furnish the Indemnifying Party with all documents and information within the possession, custody, or control of the Indemnified Party and relating to such claim; and (iii) cooperate with the Indemnifying Party should the Indemnifying Party choose to defend such claim pursuant to section 11.4.

13.4   Defense of Claim. Upon receipt of the notice described in section 12, the Indemnifying Party shall be entitled to exercise control of the defense and settlement of any third party claim giving rise to the claim to indemnification, provided that (i) such defense and settlement shall be at the sole cost and expense of the Indemnifying Party; (ii) the Indemnifying Party shall notify the Indemnified Party of its intention to assume control of the defense and settlement within a reasonable time (and in no event more than 30 days) following its receipt of the notice described in section 12; (iii) the Indemnifying Party shall be permitted to control the defense of the claim only if the Indemnifying Party is financially capable of such defense and engages the services of a qualified attorney, each in the reasonable judgment of the Indemnified Party; (iv) the Indemnifying Party shall not thereafter withdraw from control of such defense and settlement without giving reasonable advance notice to the Indemnified Party; (v) the Indemnified Party shall be entitled to participate in, but not control, such defense and settlement at its own cost and expense; (vi) before entering into any settlement of the claim, the Indemnifying Party shall be required to obtain the prior written approval of the Indemnified Party, which shall be not unreasonably withheld, if pursuant to or as a result of such settlement, injunctive or other equitable relief would be imposed against the Indemnified Party or its assets or business; and (vii) the Indemnifying Party will not enter into any settlement of any such claim without the prior written consent of the Indemnified Party, unless the Indemnifying Party agrees to be liable for any amounts to be paid to the third party pursuant to such settlement and satisfies to the reasonable satisfaction of the Indemnified Party its ability to satisfy such liability.

13.5   Interest. Upon final determination of the amount and liability for any claim under this section, whether by judgment of any court or agreement between the parties, the responsible party shall pay the amount necessary to fully discharge such claim within ten (10) days. Any amounts not paid during such period shall bear interest at an annual rate equal to two percent (2%) above the highest federal prime rate of interest in the US published in *The Wall Street Journal* from time to time.

14.   Notices. Any notice or document required or permitted to be given under this Agreement shall be deemed to be given on the date such notice is (i) deposited in the United States mail, postage prepaid, certified mail, return receipt requested, (ii) deposited with a commercial overnight delivery service with delivery fees paid, or (iii) transmitted by facsimile or electronic mail with transmission acknowledgment, to the following addresses or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section:

| Company | 280 Madison Avenue Suite 1005 New York, New York 10016 |
| Purchaser | 3163 Kennedy Blvd. Jersey City, NJ 07036 |

15.   Governing Law. This Agreement shall be governed by the internal laws of New Jersey without giving effect to the principles of conflicts of laws. Each party hereby consents to the personal jurisdiction of the Federal or New Jersey courts located in Hudson County, New Jersey, and agrees that all disputes arising from this Agreement shall be prosecuted in such courts. Each party hereby agrees that any such court shall have in personam jurisdiction over such party and consents to service of process by notice sent by regular mail to the address set forth above and/or by any means authorized by New Jersey law.

16.   Assignment. This Agreement may not be assigned in whole or in part by the parties hereto without the prior written consent of the other party of parties, which consent may be unreasonably withheld in the sole discretion of the other party.

17.   Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto, their successors and assigns.

18.   Language Construction. The language of this Agreement shall be construed in accordance with its fair meaning and not for or against any party. The parties acknowledge that each party and its counsel have reviewed and had the opportunity to participate in the drafting of this Agreement and, accordingly, that the rule of construction that would resolve ambiguities in favor of non-drafting parties shall not apply to the interpretation of this Agreement.

19.   Partial Invalidity. If any term, covenant, condition or provision of this Agreement or the application thereof to any person or circumstance shall to any extent be invalid or unenforceable, the remainder of this Agreement or application of such term or provision to person or circumstances other than those as to which it is held to be invalid or unenforceable shall not be affected thereby and each term, covenant, condition or provision of this Agreement shall be valid and shall be enforceable to the fullest extent permitted by law.

20.   No Other Agreements. This Agreement constitutes the entire Agreement between the parties and there are and will be no oral representations which will be binding upon any of the parties hereto.

21.   Survival of Covenants, Etc. All covenants, representations, and warranties made herein to any parties or in any statement or document delivered to any party hereto, shall survive the making of this Agreement and shall remain in full force and effect until the obligations of such party hereunder have been fully satisfied.

22.   Further Action. The parties hereto agree to execute and deliver such additional documents and to take such other and further action as may be required to carry out fully the transactions contemplated herein.

23.   Amendment. This Agreement or any provision hereof may not be changed, waived, terminated or discharged except by means of a written supplemental instrument signed by the party or parties against whom enforcement of the change, waiver, termination, or discharge is sought.

24.   Headings. The descriptive headings of the various Sections or parts of this Agreement are for convenience only and shall not affect the meaning or construction of any of the provisions hereof.

25.   Counterparts/Facsimile. This agreement may be executed in two or more partially or fully executed counterparts, each of which shall be deemed an original and shall bind the signatory, but all of which together shall constitute but one and the same instrument, provided that Purchaser shall have no obligations hereunder until all Shareholders have become signatories hereto. An original signature transmitted by facsimile shall be deemed to be original for purposes of this Agreement.

THE BALANCE OF THIS PAGE LEFT INTENTIONALLY BLANK

IN WITNESS WHEREOF, the parties hereto executed the foregoing Agreement and Plan of Acquisition as of the day and year first above written.

PURCHASER:

By:

Vincent L. Verdiramo
President

COMPANY

By:

Michael Jordan Friedman
President

COMPANY SHAREHOLDERS



Michael Jordan Friedman

Marcia Roberts

Marcia Roberts

Selling Shareholder

ILLUMINATE, INC.



28

SCHEDULE "A"

Selling Shareholders of the Company

Name	Date	Number of Shares
Michael Jordan Friedman	Since Inception	115,000
Robert C. Willis	Since Inception	100,000
Marcia Roberts	Since Inception	81,667
Jay Odintz	Since Inception	10,000
Robert Guerra	Since Inception	6,667
Jenny Carter	Since Inception	3,334
Larry Kremer	02/2004	1,667
Karen Barben	02/2004	834
Bob Shivers	02/2004	834
Joe Levy	07/2004	1,667
Steven Rappaport	07/2004	1,667
Dom Cingari	03/2004	13,334
Salvatore J. Cingari	07/2005	1,667
Joseph Cingari	07/2005	834
Roman Mayer	07/2005	100
Sarah Dumbrille	07/2005	67
Will Mansour	11/2004	1,300
Nick Paonessa	07/2005	334
Mark Faverman	11/2004	1,667
Steven Friedman	Since Inception	3,334
Linda Willis	Since Inception	3,334
Rebecca Willis	Since Inception	3,334
Ned Visser	09/2005	834
Peter Lobel	09/2005	834
Harry Topalian	09/2005	834
Joseph Ackilli	09/2005	834
		355,978

SCHEDULE "B"

COMPANY'S DISCLOSURE SCHEDULE

INTELLECTUAL PROPERTY

CONTRACTS

LICENSES

INSURANCE

ACCOUNTS AND INVESTMENTS ASSETS

SCHEDULE "C"

PURCHASER'S DISCLOSURE SCHEDULE

INTELLECTUAL PROPERTY

CONTRACTS

INSURANCE

ACCOUNTS AND INVESTMENTS ASSETS

FORM OF INVESTMENT LETTER

_____

December 16, 2005

SERINO 1, Corp.

Gentlemen:

The undersigned herewith deposits certificate(s) for shares of common stock of Fresh Harvest Products, Inc., a New York corporation, ("FHP"), as described below (endorsed, or having executed stock powers attached) in acceptance of and subject to the terms and conditions of that certain Agreement and Plan of Acquisition (the "Agreement"), between Fresh Harvest Products, Inc. a New York Corporation ("FHP" or the "Company") and PURCHASER, dated _____, 2005, receipt of which is hereby acknowledged, in exchange for shares of Common Stock of the FHP (the "Exchange Shares"). If any condition precedent to the Agreement is not satisfied within the relevant time parameters established in Agreement (or any extension thereof), the certificate(s) are to be returned to the undersigned.

The undersigned hereby represents, warrants, covenants and agrees with you that, in connection with the undersigned's acceptance of the Exchange Shares and as of the date of this letter:

1.   The undersigned is aware that his, her or its acceptance of the Exchange Shares is irrevocable, absent an extension of the Expiration Date of any material change to any of the terms and conditions of the Agreement.

2.   The undersigned warrants full authority to deposit all shares referred to above and the Purchaser will acquire a good and unencumbered title thereto.

3.   The undersigned has full power and authority to enter into this Agreement and that this Agreement constitutes a valid and legally binding obligation of the undersigned.

4.   By execution hereof, the undersigned hereby confirms that the PURCHASER'S common stock to be received in exchange for FHP common stock (the "Securities"), will be acquired for investment for the undersigned's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the undersigned has no present intention of selling, granting any participation in, or otherwise distributing the same. By execution hereof, the undersigned further represents the undersigned does not have any contract, undertaking, agreement or arrangement with any third party, with respect to any of the Securities.

5.   The undersigned understands that the Securities are being issued pursuant to available exemption thereto and have not been registered under the Securities Act of 1933, as amended (the "1933 Act"), or under any state securities laws. The undersigned understands that no registration statement has been filed with the United States Securities and Exchange Commission nor with any other regulatory authority and that, as a result, any benefit which might normally accrue to a holder such as the undersigned by an impartial review of such a registration statement by the Securities and Exchange Commission or other regulatory authority will not be forthcoming. The undersigned understands that he/she/it cannot sell the Securities unless such sale is registered under the 1933 Act and applicable state securities laws or exemptions from such registration become available. In this connection the undersigned understands that the Company has advised the Transfer Agent for the Common Shares to be issued to shareholders that the Securities are "restricted securities" under the 1933 Act. To this end, the undersigned acknowledges that a legend to the following effect will be placed upon the certificate representing the Securities and that the Transfer Agent has been advised of such facts:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE OFFERED AND SOLD ONLY IF REGISTERED PURSUANT TO THE PROVISIONS OF THE ACT OR IF AN EXEMPTION FROM REGISTRATION THEREUNDER IS AVAILABLE, THE AVAILABILITY OF WHICH MUST BE ESTABLISHED TO THE SATISFACTION OF THE COMPANY.

The undersigned understands that the foregoing legend on his/her its certificate for the Common Shares limits their value, including their value as collateral.

_____, 2005

In Witness Whereof, the undersigned has duly executed this Investment Letter as of the date indicated hereon.

Dated: _____, 2005

Very truly yours,

---   ---
            (signature)   (street address)

---   ---

        (print name in full)   (city, state, zip)

        (social security number or
     employer identification number)

LETTER OF NOTIFICATION OF ANTI-DILUTION PROVISIONS

_____

Fresh Harvest Products, Inc.

280 Madison Ave
Suite 1005
New York, NY 10016
T 212.889.5904 F 212.889.5731
www.freshharvestproducts.com

December 16, 2005

Dear Shareholder of Fresh Harvest Products, Inc.,

In anticipation of SERINO 1, Corp. ("SERINO") completing its acquisition of Fresh Harvest Products, Inc. ("FHP"), FHP is required by the Acquisition Agreement to obtain an executed copy of this notification explaining certain Anti-Dilution Rights enjoyed by certain shareholders of SERINO from each and everyone of its shareholders.

These shares are hereafter referred to as the "Il Luminate Shares". The Il Luminate Shares carry with them certain Anti-Dilution Rights which are more fully described below. After carefully reviewing the material presented in this notification below, please sign the enclosed copy and forward same to our office prior to December 30, 2005.

<u>Anti-Dilution Rights</u>.

      10..1. <u>Anti-Dilution Rights:</u> For the twelve months following the Effective Date or until the note is repaid whichever time period is greater, the Company and the Purchaser agree that the Il Luminate Shares shall contain full anti dilution rights and privileges, such that if any shares of the Surviving Corporation's Common Stock are issued, in an amount that exceeds 3% of the total outstanding shares, within a 3 month period or if issuances exceed 5% in a 6 month period, and Richard Verdiramo voted against such dilution at such time as the dilution event was voted upon, of the Surviving Corporation through any form of registration, or if any options, warrants, conversion rights of the Surviving Corporation or other securities convertible or exchangeable into shares of the Surviving Corporation's Common Stock are issued (including shares issued by the Surviving Corporation by reason of exercise of existing stock options prior to the date of this Agreement), or if any shares that were issued pursuant to an exemption from registration by the Surviving Corporation become eligible to have the legend removed under Rule 144 or Regulation S while any of the Il Luminate Shares are still held, (a "Dilutive Event") the Surviving Corporation will, in accordance with the procedures set forth herein, issue to the holders of the Il Luminate Shares, or any transferee or assignee thereof or by virtue of the laws of descent or distribution, for no consideration, that number of shares of the Surviving Corporation's Common Stock (the "Adjustment Shares") necessary to maintain their same aggregate percentage ownership of the Surviving Corporation. The number of Adjustment Shares to be issued in the aggregate to the Il Luminate Shareholders will be determined by the following formula:

$$\frac{\text{No. Sh. Held by Il Luminate}}{\text{No. Sh. outst. before Dilutive Event}} = \frac{\text{No. Sh. Held by Il Luminate} + X}{\text{No. Sh. outst. after Dilutive Event} + X}$$

Where X = number of Adjustment Shares to be issued.

Following the occurrence of a Dilutive Event or any of the events outlined above, the Surviving Corporation will cause the transfer agent of its Common Stock to notify the Il Luminate Shareholders of the Dilutive Event and of their right to receive Adjustment Shares, and will forward to them with such notice a calculation and explanation of the adjustment.

These anti-dilution provisions shall apply in any consolidation of the Surviving Corporation with, or merger of it with or into, another corporation (other than a consolidation or merger which does not result in any reclassification or change of the outstanding Common Stock), or an acquisition of any other affiliated or nonaffiliated operating company provided that Richard Verdiramo voted against such Merger in a Board of Director meeting upon which such Merger was voted upon.

Thank you for your prompt attention to the foregoing,

Sincerely,

Fresh Harvest Products, Inc.

Michael Jordan Friedman
President

Exhibit 10.2

Employment Agreement
Fresh Harvest Products, Inc.

This Employment Agreement (the "Agreement') is dated as of November 1, 2005 between Fresh Harvest Products, Inc. (hereinafter the "Employer") and Michael J. Friedman (hereinafter the "Executive" and/or "Employee") individually the "Party" or together the "Parties" which becomes effective as provided herewith.

Recitals:

Whereas, the Executive has acquired outstanding and special skills and abilities and an extensive background in, and knowledge of various aspects of the food industry, including retail, institutional, and distribution of food products and management of systems that govern the business contemplated by Fresh Harvest Products, Inc. and those that impact the operations in the Employer's industry, and

Whereas, the Employer desires the services of the Executive, and is therefore willing to engage his services on the terms and conditions stated below, and

Whereas the Executive desires to be employed by the Employer and is willing to do so on those terms and conditions.

Now, Therefore, in consideration of the above Recitals and of the mutual promises, conditions and covenants in this Agreement, it is agreed as follows:

Section 1.   Employee's Duties and Authority.   The Employer shall employ the Executive as President or in such other capacity or capacities as the Employer may from time to time prescribe. The Employee shall report to the Board of Directors of which he is Chairman.

Section 2.   Other Business Activities.   During the term of employment, the Executive shall devote his work efforts to the performance of this Agreement and shall not, without the Employer's prior written consent, render to others, services of any kind for compensation, or engage in any other business activity that would materially interfere with the performance of his duties under this Agreement, except as noted in Exhibit A. Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge that Employee is the founder of Salus Group, Inc, and shall continue to devote such time and perform such services throughout the term of this Agreement as well as during the term of any extensions hereof, so long as such services do not directly compete with the products and services of Employer and as contemplated herein.

    2.1   Reasonable Time and Effort Required.   During his employment, the Executive

FHPI_____   AWB_____

shall devote such time and effort to the performance of this Agreement as may be fair and reasonable.

Section 3. **Non-Competition During Employment.** During the employment term, the Executive shall not, in any fashion participate or engage in any activity or other business competitive with the Employer's business. In addition, the Executive, while employed, shall not take any action without the Employer's prior written consent to establish, form, or become employed by a competing business on termination of employment by the Employer. The Executive's failure to comply with the provisions of this Section 3, shall give the Employer the right (in addition to all other remedies the Employer may have) to terminate any benefits or compensation that the Executive may be otherwise entitled to following termination of this Agreement.

Section 4. **Term of Employment.** Executive shall be employed, under the terms of this Agreement, commencing the date when the first base salary payment, as referred to herein, is made to the Executive and will continue for a term of five (5) years from that commencement date, unless the Executive is terminated as provided in this Agreement or this Agreement is extended by mutual written consent of the Parties. The commencement of employment for the Executive for purposes of all Employer fringe benefit programs shall be the date of this Agreement.

   4.1 **Modification of Term.** The term of this Agreement can be modified, with the written consent of the Company, which consent shall not be unreasonably withheld or delayed, to allow the Employee to allocate unspecified time managing his family's business in the event of an untimely illness or death of his father or other family members critical to the maintenance of the Employee's family business. The Employee shall be obligated to keep the Company apprised on a monthly basis as to the length of time and amount of time required to meet these family needs. This Section 4.1 shall end one (1) calendar year from the date of written notification requesting such relief from this Agreement.

Section 5. **Place of Employment**. During the employment term, the Executive shall perform the services required at the Employer's offices, located at 280 Madison Avenue, New York, New York 10016 or at any other location deemed mutually acceptable by the parties in the New York Tri-state area. The Executive acknowledges that the Employer may from time to time require the Executive to travel temporarily to other locations on the Employer's business at the Employers' expense.

Section 6. **Base Salary**. The Employer shall pay a base salary ("Base Salary") to the Executive at the rate of ten thousand ($ 10,000.00) per month, payable in equal biweekly installments for the period of time starting from the date of this Agreement to the end of that time when the second round of financing is deemed complete or July 1, 2006, whichever is sooner. The Base Salary shall then be increased to twelve thousand ($12,000.00) per month.

   6.1 The Base Salary payable to the Executive shall be increased annually by an inflation adjustment, based on the Consumer Price Index ("CPI") as reported in a nationally recognized newspaper. If the index for the month when this Agreement is dated for any year following the

FHPI_____   AWB_____

Fresh Harvest Products, Inc.

initial calendar year of the term of this Agreement (the current index) exceeds the index for the month in which this Agreement is dated (the "Base Index"), the Employer shall pay to the Executive, as an inflation adjustment, the amount that the product of the Base Salary for the given year and the fraction whose numerator is the current index for that year and whose denominator is the base index, that exceeds the Base Salary, in accordance with the following formula: Current CPI/Base CPI = percentage adjustment to salary. The computation required under this section shall be made at the end of the month that this Agreement is dated for each year during the term of this Agreement, and any inflation adjustment shall be immediately payable. Notwithstanding any change to the CPI, Employee shall receive as an annual inflation adjustment to his Base Salary each year an amount not less than three and one half (3.5%) percent.

Section 7.   **Incentive Compensation Plans.** The Executive shall participate in the Incentive Bonus Plan (the "Plan") and when qualified, the Investment Restricted Stock Plan (the IRSP), as of the date Executive began employment, November 2003. The incentive compensation payable to the Executive under these Plans shall be prorated for any partial fiscal year that occurs during the employment term. The compensation derived from participation in the Plan shall be prorated and paid to the Executive within ninety (90) days after the end of each fiscal year.

Section 8.   Additional Benefits.   The Executive shall receive all other benefits of employment generally available to the Employer's other Executives and managerial Employees including the following: Paid Vacation, Full Health and Dental Insurance Coverage and Life Insurance based on five (5) times the annual Base Salary. As it relates to all employee benefits, Incentive Bonus Plan and Incentive Restricted Stock Plan, the Executive shall be deemed to have an employment date as of November 2003, without regard to the actual effective date of the Agreement.

Section 9.   **Expenses.** The Employer shall reimburse the Executive for reasonable out of pocket expenses incurred in connection with the Executive's performance of his duties. However, travel expenses and lodging, while away from home, shall be paid for and approved in advance by Employer.

Section 10.   Employee's Right of Ownership. All inventions conceived or developed by the Executive during the term of this Agreement shall remain the property of the Executive, provided, however, that as to all such inventions, with respect that the equipment, supplies, facilities, or trade secret information of the Employer that was used, or that relate to the business of the Employer or to the Employer's actual or demonstrably anticipated research and development, or that result from any work performed by the Executive for the Employer shall remain the property of the Employer.

Section 11.   Indemnification By Employer.   The Employer shall, to the maximum extent permitted by law, indemnify and hold the Executive harmless against, and shall purchase indemnity insurance, if available, on behalf of the Executive to cover all expenses and costs, including reasonable attorney fees, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the Executive's employment by the Employer. The Employer shall advance to the Executive any expense incurred in defending any

FHPI_____   AWB_____

Fresh Harvest Products, Inc.

such proceeding to the maximum extent permitted by law.

Section 12.   Employer Termination.

12.1 Involuntary Termination of Agreement. The Employer may terminate this Agreement without cause on six (6) months' prior written notice to the Executive.

12.2 Termination For Cause. The Employer may terminate this Agreement at any time without notice if the Executive commits and is subsequently convicted of a felony as defined in the jurisdiction in which said act is committed or is guilty of willfully misconduct, gross negligence or misuse of Company property or assets.

Section 13.   Employee Termination

13.1 Termination on Resignation.   The Executive may terminate this Agreement by giving the Employer three (3) months' prior written notice of resignation.

13.2 Termination on Retirement. This Agreement shall be terminated by the Executive's voluntary retirement. That retirement shall be effective on the last day of any fiscal year, provided that the effective date of retirement occurs after the Executive's 65th birthday, and that the Executive gives the Employer six months' prior written notice.

13.3 Termination on Disability. If, during the period of employment, (a) the Executive becomes unable due to mental or physical illness or injury to perform his duties under this Agreement in his normal and regular manner, this Agreement shall be then terminated; and (b) the Employer has advised the Executive that it currently maintains disability insurance for its Employees, including the Executive and if such Agreement is terminated for Disability, the Executive shall receive his salary for three (3) years. During the term of this Agreement, the Employer shall maintain disability insurance on the Executive.

13.4 Termination on Death.   If the Executive dies during the period of employment this Agreement shall then be terminated.

13.5 Termination or Assignment on Merger or Sale. In the event of a merger where the Employer is not the surviving entity, or of a sale of all or substantially all of the Employer's assets, the Employer may, at its sole option (a) assign this Agreement and all rights and obligations under it to any business entity that succeeds to all or substantially all of the Employer's business through that merger or sale of assets, or (b) on at least 30 days' prior written notice to the Executive, terminate this Agreement effective on the date of the merger or sale of assets.

Section 14.   Non-disclosure After Termination. Because of his employment by the Employer, the Executive will have access to trade secrets and confidential information about the Employer, its products, its customers, and its methods of doing business. In consideration of his access to this

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information, the Executive agrees that for a period of three (3) years after termination of his employment, he will not disclose such trade secrets or confidential information.

Section 15. <u>**Restrictions on Right to Compete**</u>. Executive agrees that for a period of twenty-four (24) months after termination of his employment with the Employer, he will not, in any manner, whether with or without cause, directly or indirectly, wither as an owner, officer, employer, employee, independent contractor, stockholder, agent, principal, manager, consultant, partner or otherwise have any business or employment relationship with any entity that sells products that compete with those of the Employer.

15.1 Executive also agrees that he will not, for a period of twenty-four (24) months after termination of his employment with the Employer, induce any other employee of the Employer to leave its employ or breach an employment agreement with the Employer in order to accept employment in a business or enterprise to which the Executive has directly or indirectly become affiliated in violation of the covenants of this Section 15.

15.2 The Executive agrees that these covenants are reasonable with respect to their duration, geographical area and prescription. The Executive agrees that the covenants he has made in Section 15 shall be construed as an agreement independent of any other provision of this Agreement. Hence, the covenants made in this Section 15 shall survive the termination of this Employment Agreement. Moreover, the existence of any claim or cause of action of the Executive against the Employer, whether or not predicated upon the terms of this Employment Agreement shall not constitute a defense to the enforcement by the Employer of these covenants. The preceding shall not, however, be construed to otherwise limit Executive's right to assert any such claim or cause of action. In the event of the Executive's actual or threatened breach of the provisions of this Section, Employer shall have the right to obtain injunctive relief and or specific performance and to seek any other remedy available to Employer.

Section 16. <u>**Compensation on Termination**</u>. If termination occurs under Section 12.1 or if termination or a change in position and/or responsibility occurs under section 13.5, above, or if this Agreement is not renewed by the Employer, for any reason, the Executive will be paid an additional three (3) years base salary at the most current rate of base salary plus an amount equal to the most current amount earned or paid based on the Plan and IRSP.

Section 17. <u>**Arbitration.**</u> Any controversy or claim arising out of or relating to this Agreement shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and Judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction. The Sate of New York shall be the site of any and all arbitration. There shall be three arbitrators, one to be chosen directly by each party at will, and the third arbitrator to be selected by the two arbitrators so chosen. Each Party shall pay the fees of the arbitrator he selects and of his own attorneys, and the expenses of his witnesses and all other expenses connected with presenting his case. Other costs of the arbitration, including the cost of any record or transcripts of the arbitration, administrative fees, the fee of the third arbitrator, and all

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other fees and costs, shall be borne equally by the Parties. Despite the forgoing, the arbitrators may assign to one Party or the other any and all fees and costs as part of any arbitration award.

Section 18. <u>**Liquidated Damages (for Employee)**</u>. In the event of any material breach of this Agreement on the part of the Employer, the Executive at his sole option, may terminate his employment under this Agreement and, at his sole option, shall be entitled to receive as liquidated damages, the full amount of the Base Salary and Incentive Compensation, based on the Incentive Compensation that would have been paid to the Executive had he continued under this Agreement, provided for the three (3) years following the Executive's exercise of his option to terminate his employment under this Agreement. The amounts payable to the Executive under this subsection shall be payable in annual installments on the first day of January of each year.

Section 19. <u>**Entire Agreement.**</u> This Agreement contains the entire Agreement between the parties and supersedes all prior oral and written Agreements, understandings, commitments, and practices between the parties. No amendments to this Agreement may be made except by a writing signed by both parties.

Section 20. <u>**Choice of Law**</u>. The formation, construction, and performance of this Agreement shall be construed in accordance with the laws of the state of New York.

Section 21. <u>**Notices.**</u> Any notice to the Employer required or permitted under this Agreement shall be given in writing to the Employer, either by personal service or by registered or certified mail, postage prepaid, addressed to the Chief Executive Officer of the Employer at its then principal place of business. Any such notice to the Executive shall be given in a like manner and, if mailed, shall be addressed to the Executive at his home address then shown in the Employer's files. For the purpose of determining compliance with any time limit in this Agreement, a notice shall be deemed to have been duly given (1) on the date of service, if served personally on the party to whom notice is to be given, or (2) on the second business day after mailing, if mailed to the party to whom the notice is to be given in the manner provided in this section.

Section 22. <u>**Severability.**</u> If any provision of this Agreement is held invalid or unenforceable, the remainder of this Agreement shall nevertheless remain in full force and effect. If any provision is held invalid or unenforceable with respect to particular circumstances, it shall nevertheless remain in full force and effect in all other circumstances. This Agreement shall be executed by the Parties as of the day and year first written above.

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Executed by the parties as of the day first written above.

Name   Michael J. Friedman
                /s/ Michael J. Friedman
Signature   _____
Date: November 1, 2005

For: Fresh Harvest Products, Inc.

Name   Michael Jordan Friedman
                /s/ Michael Jordan Friedman
Signature   _____
Title   Chief Executive Officer
Date: November 1, 2005

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Fresh Harvest Products, Inc.

Exhibit 10.3

Employment Agreement
Fresh Harvest Products, Inc.

This Employment Agreement (the "Agreement') is dated as of November 1, 2005 between Fresh Harvest Products, Inc. (hereinafter the "Employer") and Dominick Cingari (hereinafter the "Executive" and/or "Employee") individually the "Party" or together the "Parties" which becomes effective as provided herewith.

Recitals:

Whereas, the Executive has acquired outstanding and special skills and abilities and an extensive background in, and knowledge of various aspects of the food industry, including retail, institutional, and distribution of food products and management of systems that govern the business contemplated by Fresh Harvest Products, Inc. and those that impact the operations in the Employer's industry, and

Whereas, the Employer desires the services of the Executive, and is therefore willing to engage his services on the terms and conditions stated below, and

Whereas the Executive desires to be employed by the Employer and is willing to do so on those terms and conditions.

Now, Therefore, in consideration of the above Recitals and of the mutual promises, conditions and covenants in this Agreement, it is agreed as follows:

Section 1.   Employee's Duties and Authority.   The Employer shall employ the Executive as Chief Operating Officer or in such other capacity or capacities as the Employer may from time to time prescribe. The Employee shall report directly to the Chief Executive Officer.

Section 2.   Other Business Activities.   During the term of employment, the Executive shall devote his work efforts to the performance of this Agreement and shall not, without the Employer's prior written consent, render to others, services of any kind for compensation, or engage in any other business activity that would materially interfere with the performance of his duties under this Agreement, except as noted in Exhibit A. Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge that Employee performs services for Briarwood Brokerage Group and shall continue to devote such time and perform such services throughout the term of this Agreement as well as during the term of any extensions hereof, so long as such services do not directly compete with the products and services of Employer and as contemplated herein.

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2.1 **Reasonable Time and Effort Required.** During his employment, the Executive shall devote such time and effort to the performance of this Agreement as may be fair and reasonable.

Section 3. **Non-Competition During Employment.** During the employment term, the Executive shall not, in any fashion participate or engage in any activity or other business competitive with the Employer's business. In addition, the Executive, while employed, shall not take any action without the Employer's prior written consent to establish, form, or become employed by a competing business on termination of employment by the Employer. The Executive's failure to comply with the provisions of this Section 3, shall give the Employer the right (in addition to all other remedies the Employer may have) to terminate any benefits or compensation that the Executive may be otherwise entitled to following termination of this Agreement.

Section 4. **Term of Employment.** Executive shall be employed, under the terms of this Agreement, commencing the date when the first base salary payment, as referred to herein, is made to the Executive and will continue for a term of three (3) years from that commencement date, unless the Executive is terminated as provided in this Agreement or this Agreement is extended by mutual written consent of the Parties. The commencement of employment for the Executive for purposes of all Employer fringe benefit programs shall be the date of this Agreement.

4.1 The term of this Agreement can be modified, with the written consent of the Company, which consent shall not be unreasonably withheld or delayed, to allow the Employee to allocate unspecified time managing his family's business in the event of an untimely illness or death of his father or other family members critical to the maintenance of the Employee's family business. The Employee shall be obligated to keep the Company apprised on a monthly basis as to the length of time and amount of time required to meet these family needs. This Section 4.1 shall end one (1) calendar year from the date of written notification requesting such relief from this Agreement.

Section 5. **Place of Employment**. During the employment term, the Executive shall perform the services required at the Employer's offices, located at 280 Madison Avenue, New York, New York 10016 or at any other location deemed mutually acceptable by the parties in the New York Tri-state area. The Executive acknowledges that the Employer may from time to time require the Executive to travel temporarily to other locations on the Employer's business at the Employers' expense.

Section 6. **Base Salary**. The Employer shall pay a base salary ("Base Salary") to the Executive at the rate of eight thousand ($ 8,000.00) per month, payable in equal biweekly installments for the period of time starting from the date of this Agreement to the end of that time when the second round of financing is deemed complete or July 1, 2006, whichever is sooner. The Base Salary shall then be increased to eleven thousand ($11,000.00) per month.

6.1 The Base Salary payable to the Executive shall be increased annually by an inflation adjustment, based on the Consumer Price Index ("CPI") as reported in a nationally recognized

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newspaper. If the index for the month when this Agreement is dated for any year following the initial calendar year of the term of this Agreement (the current index) exceeds the index for the month in which this Agreement is dated (the "Base Index"), the Employer shall pay to the Executive, as an inflation adjustment, the amount that the product of the Base Salary for the given year and the fraction whose numerator is the current index for that year and whose denominator is the base index, that exceeds the Base Salary, in accordance with the following formula: Current CPI/Base CPI = percentage adjustment to salary. The computation required under this section shall be made at the end of the month that this Agreement is dated for each year during the term of this Agreement, and any inflation adjustment shall be immediately payable. Notwithstanding any change to the CPI, Employee shall receive as an annual inflation adjustment to his Base Salary each year an amount not less than three and one half (3.5%) percent.

6.2 As of the date of the Employee accepting and signing this Agreement, the Employer will cause to have issued to the Employee six-hundred thousand (600,000) shares of common stock of Fresh Harvest Products, Inc. that will be restricted under Rule 144 of the Securities and Exchange Commission.

Section 7. **Incentive Compensation Plans.** The Executive shall participate in the Incentive Bonus Plan (the "Plan") and when qualified, the Investment Restricted Stock Plan (the IRSP), as of the date Executive began employment, February 2005. The incentive compensation payable to the Executive under these Plans shall be prorated for any partial fiscal year that occurs during the employment term. The compensation derived from participation in the Plan shall be prorated and paid to the Executive within ninety (90) days after the end of each fiscal year.

Section 8. Additional Benefits. The Executive shall receive all other benefits of employment generally available to the Employer's other Executives and managerial Employees including the following: Paid Vacation, Full Health and Dental Insurance Coverage and Life Insurance based on five (5) times the annual Base Salary. As it relates to all employee benefits, Incentive Bonus Plan and Incentive Restricted Stock Plan, the Executive shall be deemed to have an employment date as of February 2005, without regard to the actual effective date of the Agreement.

Section 9. **Expenses.** The Employer shall reimburse the Executive for reasonable out of pocket expenses incurred in connection with the Executive's performance of his duties. However, travel expenses and lodging, while away from home, shall be paid for and approved in advance by Employer.

Section 10. Employee's Right of Ownership. All inventions conceived or developed by the Executive during the term of this Agreement shall remain the property of the Executive, provided, however, that as to all such inventions, with respect that the equipment, supplies, facilities, or trade secret information of the Employer that was used, or that relate to the business of the Employer or to the Employer's actual or demonstrably anticipated research and development, or that result from any work performed by the Executive for the Employer shall remain the property of the Employer.

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Fresh Harvest Products, Inc.

Section 11. <u>Indemnification By Employer.</u> The Employer shall, to the maximum extent permitted by law, indemnify and hold the Executive harmless against, and shall purchase indemnity insurance, if available, on behalf of the Executive to cover all expenses and costs, including reasonable attorney fees, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the Executive's employment by the Employer. The Employer shall advance to the Executive any expense incurred in defending any such proceeding to the maximum extent permitted by law.

Section 12. <u>Employer Termination.</u>

12.1 <u>Involuntary Termination of Agreement</u>. The Employer may terminate this Agreement without cause on six (6) months' prior written notice to the Executive.

12.2 <u>Termination For Cause</u>. The Employer may terminate this Agreement at any time without notice if the Executive commits and is subsequently convicted of a felony as defined in the jurisdiction in which said act is committed or is guilty of willfully misconduct, gross negligence or misuse of Company property or assets.

Section 13. <u>Employee Termination</u>

13.1 <u>Termination on Resignation</u>. The Executive may terminate this Agreement by giving the Employer three (3) months' prior written notice of resignation.

13.2 <u>Termination on Retirement</u>. This Agreement shall be terminated by the Executive's voluntary retirement. That retirement shall be effective on the last day of any fiscal year, provided that the effective date of retirement occurs after the Executive's 65th birthday, and that the Executive gives the Employer six months' prior written notice.

13.3 <u>Termination on Disability</u>. If, during the period of employment, (a) the Executive becomes unable due to mental or physical illness or injury to perform his duties under this Agreement in his normal and regular manner, this Agreement shall be then terminated; and (b) the Employer has advised the Executive that it currently maintains disability insurance for its Employees, including the Executive and if such Agreement is terminated for Disability, the Executive shall receive his salary for three (3) years. During the term of this Agreement, the Employer shall maintain disability insurance on the Executive.

13.4 <u>Termination on Death</u>. If the Executive dies during the period of employment this Agreement shall then be terminated.

13.5 <u>Termination or Assignment on Merger or Sale</u>. In the event of a merger where the Employer is not the surviving entity, or of a sale of all or substantially all of the Employer's assets, the Employer may, at its sole option (a) assign this Agreement and all rights and obligations under it to any business entity that succeeds to all or substantially all of the Employer's business through

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Fresh Harvest Products, Inc.

that merger or sale of assets, or (b) on at least 30 days' prior written notice to the Executive, terminate this Agreement effective on the date of the merger or sale of assets.

Section 14. **<u>Non-disclosure After Termination.</u>** Because of his employment by the Employer, the Executive will have access to trade secrets and confidential information about the Employer, its products, its customers, and its methods of doing business. In consideration of his access to this information, the Executive agrees that for a period of three (3) years after termination of his employment, he will not disclose such trade secrets or confidential information.

Section 15. **<u>Restrictions on Right to Compete</u>**. Executive agrees that for a period of twenty-four (24) months after termination of his employment with the Employer, he will not, in any manner, whether with or without cause, directly or indirectly, wither as an owner, officer, employer, employee, independent contractor, stockholder, agent, principal, manager, consultant, partner or otherwise have any business or employment relationship with any entity that sells products that compete with those of the Employer.

15.1 Executive also agrees that he will not, for a period of twenty-four (24) months after termination of his employment with the Employer, induce any other employee of the Employer to leave its employ or breach an employment agreement with the Employer in order to accept employment in a business or enterprise to which the Executive has directly or indirectly become affiliated in violation of the covenants of this Section 15.

15.2 The Executive agrees that these covenants are reasonable with respect to their duration, geographical area and prescription. The Executive agrees that the covenants he has made in Section 15 shall be construed as an agreement independent of any other provision of this Agreement. Hence, the covenants made in this Section 15 shall survive the termination of this Employment Agreement. Moreover, the existence of any claim or cause of action of the Executive against the Employer, whether or not predicated upon the terms of this Employment Agreement shall not constitute a defense to the enforcement by the Employer of these covenants. The preceding shall not, however, be construed to otherwise limit Executive's right to assert any such claim or cause of action. In the event of the Executive's actual or threatened breach of the provisions of this Section, Employer shall have the right to obtain injunctive relief and or specific performance and to seek any other remedy available to Employer.

Section 16. **<u>Compensation on Termination</u>**. If termination occurs under Section 12.1 or if termination or a change in position and/or responsibility occurs under section 13.5, above, or if this Agreement is not renewed by the Employer, for any reason, the Executive will be paid an additional three (3) years base salary at the most current rate of base salary plus an amount equal to the most current amount earned or paid based on the Plan and IRSP.

Section 17. **<u>Arbitration.</u>** Any controversy or claim arising out of or relating to this Agreement shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and Judgment on the award rendered by the arbitrators may be

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entered in any court having jurisdiction. The Sate of New York shall be the site of any and all arbitration. There shall be three arbitrators, one to be chosen directly by each party at will, and the third arbitrator to be selected by the two arbitrators so chosen. Each Party shall pay the fees of the arbitrator he selects and of his own attorneys, and the expenses of his witnesses and all other expenses connected with presenting his case. Other costs of the arbitration, including the cost of any record or transcripts of the arbitration, administrative fees, the fee of the third arbitrator, and all other fees and costs, shall be borne equally by the Parties. Despite the forgoing, the arbitrators may assign to one Party or the other any and all fees and costs as part of any arbitration award.

Section 18. **Liquidated Damages (for Employee)**. In the event of any material breach of this Agreement on the part of the Employer, the Executive at his sole option, may terminate his employment under this Agreement and, at his sole option, shall be entitled to receive as liquidated damages, the full amount of the Base Salary and Incentive Compensation, based on the Incentive Compensation that would have been paid to the Executive had he continued under this Agreement, provided for the three (3) years following the Executive's exercise of his option to terminate his employment under this Agreement. The amounts payable to the Executive under this subsection shall be payable in annual installments on the first day of January of each year.

Section 19. **Entire Agreement.** This Agreement contains the entire Agreement between the parties and supersedes all prior oral and written Agreements, understandings, commitments, and practices between the parties. No amendments to this Agreement may be made except by a writing signed by both parties.

Section 20. **Choice of Law**. The formation, construction, and performance of this Agreement shall be construed in accordance with the laws of the state of New York.

Section 21. **Notices.** Any notice to the Employer required or permitted under this Agreement shall be given in writing to the Employer, either by personal service or by registered or certified mail, postage prepaid, addressed to the Chief Executive Officer of the Employer at its then principal place of business. Any such notice to the Executive shall be given in a like manner and, if mailed, shall be addressed to the Executive at his home address then shown in the Employer's files. For the purpose of determining compliance with any time limit in this Agreement, a notice shall be deemed to have been duly given (1) on the date of service, if served personally on the party to whom notice is to be given, or (2) on the second business day after mailing, if mailed to the party to whom the notice is to be given in the manner provided in this section.

Section 22. **Severability.** If any provision of this Agreement is held invalid or unenforceable, the remainder of this Agreement shall nevertheless remain in full force and effect. If any provision is held invalid or unenforceable with respect to particular circumstances, it shall nevertheless remain in full force and effect in all other circumstances. Executed by the Parties as of the day and year first written above.

Executed by the parties as of the day first written above.

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Fresh Harvest Products, Inc.

Name	Dominick Cingari
	/s/ Dominick Cingari
Signature	_____
Date:	November 1, 2005

For: Fresh Harvest Products, Inc.

Name	Michael Jordan Friedman
	Michael Jordan Friedman
Signature	_____
Title	Chief Executive Officer
Date:	November 1, 2005

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Fresh Harvest Products, Inc.

Exhibit 10.4

Employment Agreement
Fresh Harvest Products, Inc.

This Employment Agreement (the "Agreement') is dated as of October 1, 2005 between Fresh Harvest Products, Inc. (hereinafter the "Employer") and A. William Bodine (hereinafter the "Executive" and/or "Employee") individually the "Party" or together the "Parties" which becomes effective as provided herewith.

Recitals:

Whereas, the Executive has acquired outstanding and special skills and abilities and an extensive background in, and knowledge of finance, financial controls and management of systems that govern the business contemplated by Fresh Harvest Products, Inc. and those that impact finance in the Employer's industry, and

Whereas, the Employer desires the services of the Executive, and is therefore willing to engage his services on the terms and conditions stated below, and

Whereas the Executive desires to be employed by the Employer and is willing to do so on those terms and conditions.

Now, Therefore, in consideration of the above Recitals and of the mutual promises, conditions and covenants in this Agreement, it is agreed as follows:

Section 1.   Employee's Duties and Authority.   The Employer shall employ the Executive as Executive Vice President and Chief Financial Officer or in such other capacity or capacities as the Employer may from time to time prescribe. The Employee shall report directly to the Chief Executive Officer.

Section 2.   Other Business Activities.   During the term of employment, the Executive shall devote his work efforts to the performance of this Agreement and shall not, without the Employer's prior written consent, render to others, services of any kind for compensation, or engage in any other business activity that would materially interfere with the performance of his duties under this Agreement, except as noted in Exhibit A.

     2.1 Reasonable Time and Effort Required.   During his employment, the Executive shall devote such time and effort to the performance of this Agreement as may be fair and reasonable.

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Section 3. <u>Non-Competition During Employment.</u> During the employment term, the Executive shall not, in any fashion participate or engage in any activity or other business competitive with the Employer's business.   In addition, the Executive, while employed, shall not take any action without the Employer's prior written consent to establish, form, or become employed by a competing business on termination of employment by the Employer. The Executive's failure to comply with the provisions of this Section 3, shall give the Employer the right (in addition to all other remedies the Employer may have) to terminate any benefits or compensation that the Executive may be otherwise entitled to following termination of this Agreement.

Section 4.   <u>Term of Employment.</u> Executive shall be employed, under the terms of this Agreement, commencing the date the first base salary payment, as referred to herein, is made to the Executive and will continue for a term of two (2) years from the date that the first base salary payment unless the Executive is terminated as provided in this Agreement or this Agreement is extended by mutual written consent of the Parties. The commencement of employment for the Executive for purposes of all Employer fringe benefit programs shall be the date of this Agreement. This Agreement is renewable by mutual consent of the Parties.

Section 5. <u>Place of Employment</u>. During the employment term, the Executive shall perform the services required at the Employer's offices, located at 280 Madison Avenue, New York, New York 10016 or at any other location deemed mutually acceptable by the parties. The Executive acknowledges that the Employer may from time to time require the Executive to travel temporarily to other locations on the Employer's business at the Employers' expense.

Section 6. <u>Base Salary</u>. The Employer shall pay a base salary ("Base Salary") to the Executive at the rate of five thousand ($ 5,000.00) per month, payable in equal biweekly installments for the period of time starting from the date of this Agreement to the end of that time when the second round of financing is deemed complete. The Base Salary shall then be increased to ten thousand ($10,000.00) per month.

6.1 The Base Salary payable to the Executive shall be increased annually by an inflation adjustment, based on the Consumer Price Index ("CPI") as reported in a nationally recognized newspaper. If the index for the month when this Agreement is dated for any year following the initial calendar year of the term of this Agreement (the current index) exceeds the index for the month in which this Agreement is dated (the "Base Index"), the Employer shall pay to the Executive, as an inflation adjustment, the amount that the product of the Base Salary for the given year and the fraction whose numerator is the current index for that year and whose denominator is the base index, that exceeds the Base Salary, in accordance with the following formula: Current CPI/Base CPI = percentage adjustment to salary. The computation required under this section shall be made at the end of the month that this Agreement is dated for each year during the term of this Agreement, and any inflation adjustment shall be immediately payable.

6.2   As of the date of the Employee accepting and signing this Agreement, the Employer will cause to have issued to the Employee one (1%) percent of the then issued and outstanding

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Fresh Harvest Products, Inc.

shares of common stock of Fresh Harvest Products, Inc. that will be restricted under Rule 144 of the Securities and Exchange Commission. After 90 days of continuous employment the Employee will be issued an additional one (1.0%) percent of the then issued and outstanding shares of Fresh Harvest Products, Inc. that will be restricted under Rule 144. If Employee is no longer employed by the Employer at the end of one year, from the date of this Agreement, then said Employee shall return the additional one (1.0%) percent of shares granted and issued to Employee per this Section 6.2.

Section 7. **Incentive Compensation Plans.** The Executive shall participate in the Incentive Bonus Plan (the "Plan") and when qualified, the Investment Restricted Stock Plan (the IRSP). The incentive compensation payable to the Executive under these Plans shall be prorated for any partial fiscal year that occurs during the employment term. The compensation derived from participation in the Plan shall be prorated and paid to the Executive within ninety (90) days after the end of each fiscal year.

Section 8. **Additional Benefits.** The Executive shall receive all other benefits of employment generally available to the Employer's other Executives and managerial Employees including the following: Paid Vacation, Full Health and Dental Insurance Coverage and Life Insurance based on five (5) times the annual Base Salary. As it relates to all employee benefits, Incentive Bonus Plan and Incentive Restricted Stock Plan, the Executive shall be deemed to have an employment date as of the date first mentioned in this Agreement, without regard to the actual effective date of the Agreement which is the first Base Salary payment made to the Executive.

Section 9. **Expenses.** The Employer shall reimburse the Executive for reasonable out of pocket expenses incurred in connection with the Executive's performance of his duties. However, travel expenses and lodging, while away from home, shall be paid for and approved in advance by Employer.

Section 10. **Employee's Right of Ownership.** All inventions conceived or developed by the Executive during the term of this Agreement shall remain the property of the Executive, provided, however, that as to all such inventions, with respect that the equipment, supplies, facilities, or trade secret information of the Employer that was used, or that relate to the business of the Employer or to the Employer's actual or demonstrably anticipated research and development, or that result from any work performed by the Executive for the Employer shall remain the property of the Employer.

Section 11. **Indemnification By Employer.** The Employer shall, to the maximum extent permitted by law, indemnify and hold the Executive harmless against, and shall purchase indemnity insurance, if available, on behalf of the Executive to cover all expenses and costs, including reasonable attorney fees, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the Executive's employment by the Employer. The Employer shall advance to the Executive any expense incurred in defending any such proceeding to the maximum extent permitted by law.

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Fresh Harvest Products, Inc.

Section 12.   Employer Termination.

12.1 Involuntary Termination of Agreement. The Employer may terminate this Agreement without cause on six (6) months' prior written notice to the Executive.

12.2 Termination For Cause. The Employer may terminate this Agreement at any time without notice if the Executive commits and is subsequently convicted of a crime as defined in the jurisdiction in which said act is committed or is guilty of willfully misconduct, gross negligence or misuse of Company property or assets..

Section 13.   Employee Termination

13.1 Termination on Resignation.   The Executive may terminate this Agreement by giving the Employer three (3) months' prior written notice of resignation.

13.2 Termination on Retirement. This Agreement shall be terminated by the Executive's voluntary retirement. That retirement shall be effective on the last day of any fiscal year, provided that the effective date of retirement occurs after the Executive's 65th birthday, and that the Executive gives the Employer six months' prior written notice.

13.3 Termination on Disability. If, during the period of employment, (a) the Executive becomes unable due to mental or physical illness or injury to perform his duties under this Agreement in his normal and regular manner, this Agreement shall be then terminated; and (b) the Employer has advised the Executive that it currently maintains disability insurance for its Employees, including the Executive and if such Agreement is terminated for Disability, the Executive shall receive his salary for three (3) years. During the term of this Agreement, the Employer shall maintain disability insurance on the Executive.

13.4 Termination on Death.   If the Executive dies during the period of employment this Agreement shall then be terminated.

13.5 Termination or Assignment on Merger or Sale. In the event of a merger where the Employer is not the surviving entity, or of a sale of all or substantially all of the Employer's assets, the Employer may, at its sole option (a) assign this Agreement and all rights and obligations under it to any business entity that succeeds to all or substantially all of the Employer's business through that merger or sale of assets, or (b) on at least 30 days' prior written notice to the Executive, terminate this Agreement effective on the date of the merger or sale of assets.

Section 14.   Non-disclosure After Termination. Because of his employment by the Employer, the Executive will have access to trade secrets and confidential information about the Employer, its products, its customers, and its methods of doing business. In consideration of his access to this information, the Executive agrees that for a period of three (3) years after termination of his employment, he will not disclose such trade secrets or confidential information.

18

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Fresh Harvest Products, Inc.

Section 15.   Restrictions on Right to Compete. Executive agrees that for a period of twenty-four (24) months after termination of his employment with the Employer, he will not, in any manner, whether with or without cause, directly or indirectly, wither as an owner, officer, employer, employee, independent contractor, stockholder, agent, principal, manager, consultant, partner or otherwise have any business or employment relationship with any entity that sells products that compete with those of the Employer.

15.1 Executive also agrees that he will not, for a period of twenty-four (24) months after termination of his employment with the Employer, induce any other employee of the Employer to leave its employ or breach an employment agreement with the Employer in order to accept employment in a business or enterprise to which the Executive has directly or indirectly become affiliated in violation of the covenants of this section 15.

15.2 The Executive agrees that these covenants are reasonable with respect to their duration, geographical area and prescription. The Executive agrees that the covenants he has made in Section 15 shall be construed as an agreement independent of any other provision of this Agreement. Hence, the covenants made in this Section 15 shall survive the termination of this Employment Agreement. Moreover, the existence of any claim or cause of action of the Executive against the Employer, whether or not predicated upon the terms of this Employment Agreement shall not constitute a defense to the enforcement by the Employer of these covenants. The preceding shall not, however, be construed to otherwise limit Executive's right to assert any such claim or cause of action. In the event of the Executive's actual or threatened breach of the provisions of this Section, Employer shall have the right to obtain injunctive relief and or specific performance and to seek any other remedy available to Employer.

Section 16.   Compensation on Termination. If termination occurs under sections 12.1 or 13.5, above, or if this Agreement is not renewed by the Employer, for any reason, the Executive will be paid an additional three (3) years base salary at the most current rate of base salary plus an amount equal to the most current amount earned or paid based on the Plan and ISO.

Section 17.   Arbitration.   Any controversy or claim arising out of or relating to this Agreement shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and Judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction. The Sate of New York shall be the site of any and all arbitration. There shall be three arbitrators, one to be chosen directly by each party at will, and the third arbitrator to be selected by the two arbitrators so chosen. Each Party shall pay the fees of the arbitrator he selects and of his own attorneys, and the expenses of his witnesses and all other expenses connected with presenting his case. Other costs of the arbitration, including the cost of any record or transcripts of the arbitration, administrative fees, the fee of the third arbitrator, and all other fees and costs, shall be borne equally by the Parties. Despite the forgoing, the arbitrators may assign to one Party or the other any and all fees and costs as part of any arbitration award.

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Fresh Harvest Products, Inc.

Section 18.   Liquidated Damages (for Employee). In the event of any material breach of this Agreement on the part of the Employer, the Executive at his sole option, may terminate his employment under this Agreement and, at his sole option, shall be entitled to receive as liquidated damages, the full amount of the Base Salary and Incentive Compensation, based on the Incentive Compensation that would have been paid to the Executive had he continued under this Agreement, provided for the three (3) years following the Executive's exercise of his option to terminate his employment under this Agreement. The amounts payable to the Executive under this subsection shall be payable in annual installments on the first day of January of each year.

Section 19.   Entire Agreement. This Agreement contains the entire Agreement between the parties and supersedes all prior oral and written Agreements, understandings, commitments, and practices between the parties. No amendments to this Agreement may be made except by a writing signed by both parties.

Section 20.   Choice of Law. The formation, construction, and performance of this Agreement shall be construed in accordance with the laws of the state of New York.

Section 21.   Notices. Any notice to the Employer required or permitted under this Agreement shall be given in writing to the Employer, either by personal service or by registered or certified mail, postage prepaid, addressed to the Chief Executive Officer of the Employer at its then principal place of business. Any such notice to the Executive shall be given in a like manner and, if mailed, shall be addressed to the Executive at his home address then shown in the Employer's files. For the purpose of determining compliance with any time limit in this Agreement, a notice shall be deemed to have been duly given (1) on the date of service, if served personally on the party to whom notice is to be given, or (2) on the second business day after mailing, if mailed to the party to whom the notice is to be given in the manner provided in this section.

Section 22.   Severability.   If any provision of this Agreement is held invalid or unenforceable, the remainder of this Agreement shall nevertheless remain in full force and effect. If any provision is held invalid or unenforceable with respect to particular circumstances, it shall nevertheless remain in full force and effect in all other circumstances. Executed by the parties as of the day and year first written above.

Executed by the parties as of the day first written above.

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Fresh Harvest Products, Inc.

Name   A. William Bodine

/s/ A. William Bodine

Signature   _____

Date: October 1, 2005

For: Fresh Harvest Products, Inc.

Name   Michael Jordan Friedman

Michael Jordan Friedman

Signature   _____

Title   Chief Executive Officer

Date: October 1, 2005

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Exhibit 99.1

FOR IMMEDIATE RELEASE:
Friday, January 27, 2006

FRESH HARVEST PRODUCTS, INC OF NEW JERSEY
COMPLETES ACQUISITION OF
FRESH HARVEST PRODUCTS, INC. OF NEW YORK

Jersey City, NJ – Friday, January 27, 2006 – Fresh Harvest Products, Inc. ("FHP" or the "Company"), a New Jersey corporation announced that it completed the acquisition of Fresh Harvest Products, Inc., a New York corporation. An 8K will be filed with the SEC containing the specifics of the transaction shortly.

Fresh Harvest Products, Inc. ("Fresh Harvest" or "the Company") was incorporated and then funded privately in New York State in 2003 with the intent to become the first global organic food company to bring to consumers healthy food products at reasonable prices through both regional and national supermarkets. Since then, the Company has studied and analyzed the organic food market, created brands with distinctive labeling, developed key distribution relationships, establishing a global procurement program, and assembled a core management team to build the business on a global basis.

Fresh Harvest has focused on finding the best organic**, natural,** and artisan food products in the world. Fresh Harvest's branded organic food products will be produced by artisan farms, co-ops and families who have historically grown organic products. The **organic** products that Fresh Harvest plans to initially offer include: coffee from South America, USA and Africa, olive oil from Spain, and Fresh Harvest Health Bars that have no refined sugar added, are cholesterol free, trans fat free, low in sodium and gluten free. Fresh Harvest intends to bring healthy great tasting organic and natural food products at affordable prices to the mass markets. All initial packaging has been designed and approved. The Company has received interest for orders for Fresh Harvest Health Bars and coffee products Management is now presenting the product lines to select supermarkets chains in the eastern part of the United States.

The market for natural and organic foods currently represents about 2% of total US food sales, according to the US Agri-Food Market Profile. With latest US foods sales totaling in excess of $680 Billion, natural and organic food sales represent $13.6 Billion, of which organic alone represents nearly a $5 Billion market. Latest available data also shows that while US food sales are generally flat, the natural/organic category is growing in excess of 8% annually and even faster abroad. Most importantly, (1) Nearly 70% of all consumers now purchase natural products; (2) Nearly 65% buy organic foods and produce; (3) Nearly 65% take supplements; (4) Over 50% purchase functional foods and beverages; and (5) Over 40% use soy foods and beverages (Sources: _Natural Food Merchandiser_, _Nutritional Business Journal, and Progressive Grocer)._ On a global basis, similar patterns are evident among developed countries. For example, organic food and beverage sales in Europe now exceed $10 Billion, which is only 2% of that markets total food sales.

Safe Harbor Disclosure -- This Press Release contains or incorporates by reference "forward-looking statements," including certain information with respect to plans and strategies of Fresh Harvest Products, Inc. For this purpose, any statements contained herein or incorporated herein by reference that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the forgoing, the words "anticipate(s)," "believe(s)," "expect(s)," "intend(s)," "plan(s)", "potential(ly)" and similar expressions are intended to identify forward- looking statements. There are a number of important factors that could cause actual events or actual results of FHI to differ materially from those indicated by such forward-looking statements.

For more information please contact:
FRESH HARVEST PRODUCTS, INC.
Phone: 201-217-4137